As filed with the Securities and Exchange Commission on March 14, 1996

                                                     Registration No. 333-00743
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                 AMENDMENT NO. 1
                                        TO

                                     FORM S-1
                              REGISTRATION STATEMENT
                                       UNDER
                            THE SECURITIES ACT OF 1933
                                ----------------
                              LEWIS GALOOB TOYS, INC.
               (Exact name of registrant as specified in its charter)

           DELAWARE                              5040                     94-1716574
(State or other jurisdiction         (Primary standard industrial      (I.R.S. employer
of incorporation or organization)     classification code number)     identification no.)

                             500 FORBES BOULEVARD
                      SOUTH SAN FRANCISCO, CALIFORNIA 94080
                                (415) 952-1678
                 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ----------------
                                 MARK D. GOLDMAN
                       PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              LEWIS GALOOB TOYS, INC.
                                500 FORBES BOULEVARD
                       SOUTH SAN FRANCISCO, CALIFORNIA 94080
                                  (415) 952-1678
            (Name, address, including zip code, and telephone number,
                    including area code, of agent for service)

                                     Copies to:

           WILLIAM G. CATRON, ESQ.                   AND                  CHARLES I. WEISSMAN, ESQ.
            LEWIS GALOOB TOYS, INC.                                SHEREFF, FRIEDMAN, HOFFMAN & GOODMAN, LLP
             500 FORBES BOULEVARD                                          919 THIRD AVENUE
      SOUTH SAN FRANCISCO, CALIFORNIA 94080                               NEW YORK, NEW YORK 10022
                (415) 952-1678                                               (212) 758-9500

                                ----------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: |X|
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                                           o ------------------

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration
statement for the same offering.                           o __________________

         If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box.                       o

                                                  CALCULATION OF REGISTRATION FEE
=============================================================================================================================
TITLE OF EACH CLASS OF                                       PROPOSED               PROPOSED MAXIMUM
      SECURITIES                  AMOUNT TO           MAXIMUM OFFERING PRICE            AGGREGATE              AMOUNT OF
   TO BE REGISTERED            BE REGISTERED (1)         PER SECURITY (2)          OFFERING PRICE (1)     REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value        269,976 shares            $16.00                    $4,319,616            $1,489.22
=============================================================================================================================

(1) A total of 1,684,398 shares of Common Stock are being registered pursuant to this Registration Statement. A registration fee of $6,310.03 with respect to 1,414,422 shares of Common Stock was paid on February 6, 1996, based on a proposed maximum offering price per share of $12.9375.




(2) Estimated solely for purposes of calculating the registration fee. Pursuant to Rule 457(c), equals the average of the high and low sales prices of the Common Stock on the New York Stock Exchange on March 8, 1996.

                                ----------------
      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                    LEWIS GALOOB TOYS, INC.
                                     CROSS-REFERENCE SHEET
                             PURSUANT TO ITEM 501(B) OF REGULATION S-K

      FORM S-1 ITEM NUMBER AND HEADING                        CAPTION OR LOCATION IN PROSPECTUS
      --------------------------------                        ---------------------------------
1.    Forepart of the Registration Statement and              Facing Page of Registration Statement;
      Outside Front Cover Page of Prospectus                  Cross-Reference Sheet; Outside Front
                                                              Cover Page of Prospectus

2.    Inside Front and Outside Back Cover Pages               Inside Front Cover Page and Outside Back
      of Prospectus                                           Cover Page of Prospectus

3.    Summary Information, Risk Factors and                   Prospectus Summary; Risk Factors; Not
      Ratio of Earnings to Fixed Charges                      Applicable

4.    Use of Proceeds                                         Prospectus Summary; Use of Proceeds

5.    Determination of Offering Price                         Not Applicable

6.    Dilution                                                Not Applicable

7.    Selling Security Holders                                Outside Front Cover Page; Selling
                                                              Stockholders

8.    Plan of Distribution                                    Outside Front Cover Page; Plan of
                                                              Distribution

9.    Description of Securities to be Registered              Outside Front Cover Page; Prospectus
                                                              Summary; Dividends; Price Range of
                                                              Common Stock; Description of Capital
                                                              Stock

10.   Interests of Named Experts and Counsel                  Legal Matters; Experts

11.   Information with Respect to the Registrant              Outside Front Cover Page; Prospectus
                                                              Summary; Risk Factors; Dividends; Price
                                                              Range of Common Stock; Capitalization;
                                                              Selected Consolidated Financial Data;
                                                              Management's Discussion and Analysis of
                                                              Financial Condition and Results of
                                                              Operations; Business; Management;
                                                              Executive Compensation; Principal
                                                              Stockholders; Certain Transactions;
                                                              Description of Capital Stock; Index to
                                                              Financial Statements

12.   Disclosure of Commission Position on                    Not Applicable
      Indemnification for Securities Act
      Liabilities


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                    SUBJECT TO COMPLETION, DATED MARCH 14, 1996

PROSPECTUS

                             LEWIS GALOOB TOYS, INC.

                        1,684,398 SHARES OF COMMON STOCK

           This Prospectus relates to an offering (the "Offering") by certain stockholders (the "Selling Stockholders") of an aggregate of up to 1,684,398 shares of common stock, $.01 par value per share (the "Common Stock"), of Lewis Galoob Toys, Inc. (the "Company"), of which (i) 1,511,871 shares of Common Stock are issuable upon the conversion of $14,000,000 aggregate principal amount of the Company's 8% Convertible Subordinated Debentures due 2000 (the "Debentures") and (ii) an aggregate of 172,527 shares of Common Stock are issuable upon exercise of outstanding warrants (the "Warrants"). All of the Common Stock offered hereby will be sold for the accounts of the Selling Stockholders, and the Company will not receive any proceeds from the Offering, other than the proceeds from the exercise of the Warrants by the Selling Stockholders. All of the shares of Common Stock offered hereby may be sold in the open market, in privately negotiated transactions or otherwise by the holders thereof. See "Selling Stockholders."

                  The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "GAL." On March 8, 1996, the closing price per share of Common Stock, as reported by the NYSE, was $16.25.

                  The Selling Stockholders directly, through agents designated from time to time or through dealers or underwriters also to be designated, may sell the Common Stock offered for sale hereby from time to time on terms to be determined at the time of sale. To the extent required, the purchase price, the public offering price, the names of any such agents, dealers or underwriters and any applicable commissions or discount with respect to a particular offer will be set forth in an accompanying Prospectus supplement.

                  The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Securities may be deemed to be "Underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for certain indemnification arrangements.

     AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES CERTAIN RISKS.
          SEE "RISK FACTORS" LOCATED AT PAGES 7-11 OF THIS PROSPECTUS.

                            -------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


               The date of this Prospectus is __________ __, 1996

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information (including the financial statements and the notes thereto) appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety and should carefully consider the matters set forth in "Risk Factors."

                                  THE COMPANY

                  Lewis Galoob Toys, Inc. (the "Company") designs, develops, markets and sells high quality toys worldwide and has been engaged in the toy business since 1957. The Company's strategies in selecting and developing product lines are to focus primarily on low to medium priced extendable product lines that are brandable, to capitalize on current trends in the toy industry and popular culture and to expand and diversify its product categories. Consistent with these strategies, the types of products which have produced the preponderance of the Company's revenues have changed significantly. This product change evolved both by developing and procuring new toys which are based on original ideas and by seeking to obtain and develop new entertainment licenses.

                  The Company's products are generally sold worldwide, with a substantial portion of its revenues derived from sales in the United States and Europe. The Company sells its products principally to retailers in the United States and to toy distributors outside of the United States. U.S. retail outlets for the products include specialty toy retailers, discount and chain stores, catalog and mail order companies, department stores and variety stores. See "Business-Distribution and Sales." The Company's products are generally manufactured overseas, primarily in the People's Republic of China ("China").

                  The Company's results are dependent, in large part, on management's experience in the toy industry and its ability to identify and capitalize on current trends and market new products based on such trends in a timely and efficient manner. As a result of changing consumer tastes, individual toys usually have relatively short product lives. Consequently, an increase or decrease in popularity of a particular item during any year could have a material impact on revenues and profit for that year.

                  The Company has historically marketed a variety of toy products designed for children of both sexes and of different age groups. In recent years, the Company's main emphasis has been to revive, develop, extend and expand its core brand, Micro Machines(R), and to diversify the balance of its other product lines by building other multi-year thematic brands. See "Business-Licensing and Related Rights; Trademarks."

                  Consistent with the extendable product life strategy, the Company's Micro Machines product line, first introduced in 1987, has generated significant sales for a much longer product life than most toy products, and the Company believes that the product line will continue to generate significant sales in the immediate future. Micro Machines sales represented 44% of the Company's total revenues in 1995, 51% in 1994 and 41% in 1993. Continuing demand for this product line was strong and shipments for certain new 1996 product lines commenced in the fourth quarter of 1995. While the Micro Machines product line has generated continuing sales for an extended period of time, there can be no assurance that the demand for Micro Machines products will continue at current or previous levels.

                                  PRODUCT LINE

                   The Company's 1996 product offering consists of four girls' lines,including continuations and extensions of the Sky Dancers(R), My Pretty DollHouse(TM) and Happy Ness(TM) lines, and also the new Pound Puppies(R) line; and five boys' lines, including continuations and extensions of the Micro Machines and Biker Mice From Mars(R) lines, and also the new Dragon Flyz(TM), The Real Adventures of Jonny Quest(TM) and UltraForce(TM) lines.

                  In the girls' product area, the highly successful Sky Dancers flying doll and accessory line has been extended to include new segments, including Pretty Lights(R) with light-up flying dolls and launchers; smaller-size Fairy Flyers(TM) flying dolls, pets and Magical Flying Carousel(TM) playset; Fairy Tale Couples(TM); and the Flying Princess(TM) doll with graceful fluttering wings. The My Pretty DollHouse line has been extended with Enchanted Castles(TM) as well as new basic house and accessory styles. The Happy Ness line includes play figures and playsets. The Company has also reintroduced a small-scale version of Pound Puppies and Pound Pur-r-ries(R), the most successful plush toy lines of the 1980's.

                  In the boys' product area, the Micro Machines line of miniature vehicles, playsets and accessories now includes a new, larger Action Fleet(TM) scale of Star Wars(R) articulated action figures, vehicles and playsets, as well as the continuations and extensions of other successful Star Wars vehicles, figures and playsets in the traditional Micro Machines scale. Other Micro Machines licensed properties include Star Trek(R), Babylon 5(TM), Aliens(TM), James Bond 007(TM), Indiana Jones(TM) and Predator(TM). A new segment, Exploration, features the first Micro Machines that float in water. Finally, three innovative new Double Takes(TM) playsets have been added--two in the Basic segments and one in the Military segment. These transforming playsets feature two action play environments in one toy.

                  The male action figure product area features three new lines, as well as the continuation of the Biker Mice From Mars line in the international marketplace. Dragon Flyz is an assortment of fully articulated flying warriors with dragon-styled launchers. The Real Adventures of Jonny Quest is based on the updated reintroduction of the classic 1960's animated television property from Hanna-Barbera Cartoons and Turner Home Entertainment, featuring both real-world and futuristic, virtual-reality QuestWorld(TM) figures and vehicles. The UltraForce line of super heroes and villains is based on the successful comic book series and animated television show.

                  The Company's 1995 product line consisted of continuations and extensions of the Micro Machines line and introductions of several new product lines, including a new extendable girls' brand, Sky Dancers dolls.

                  The Micro Machines line included the continuing licensed vehicles based on the popular Star Wars motion picture trilogy. The Company had also added Star Wars playsets depicting scenes from the movies and including action features, figures and vehicles. Other licensed products included vehicles and figures from the Power Rangers(TM) television series and the James Bond 007 motion picture. There were also new vehicles from the Star Trek and Babylon 5 television series. To extend the Micro Machines segment of military vehicles and troops, new playsets included Night Attack!(TM), with its battery-powered searchlight and multi-missile launcher, as well as FalconWing Skybase(TM) and Orion J-22(TM) Submarine Base transforming playsets. Also under the Micro Machines brand was Z-Bots(R), a line of collectible robot figures, vehicles and playsets.
                                         3

                  The new and innovative Sky Dancers line of dolls and playsets featured the first known girls' doll that flies. These collectible ballerina dolls fly utilizing a special launcher with pull-cord action created in various themes. The playsets included Magic Rolling Launchers in the shape of a swan and pegasus.

                  The Company's new My Pretty Follhouse line was based on a classic girls' toys play pattern that incorporated the successful concepts of miniaturization and collectibility. This product line consisted of modular, finely-decorated miniature dollhouses that came with dolls and other surprise accessories. also available were coordinated designer Furniture Packs, Back and Front Yard Sets, and snap-on 2nd Story Additions to expand the houses into even bigger mansions.

                  Also introduced was UltraForce, a licensed male action line of dramatic super heroes and villains, vehicles and accessories, based on the Malibu(tm) (Marvel) Comics(tm) strips and the new syndicated animated television series that premiered in October 1995.


                               RECENT DEVELOPMENTS

                  On February 12, 1996, the Company announced that it was calling the Debentures for redemption (the "Redemption") and commencing an exchange offer (the "Exchange Offer") for its Depositary Convertible Exchangeable Preferred Shares (the "Preferred Shares").

                  Under the terms of the Redemption, the Debentures now outstanding will be redeemed on or about March 22, 1996, unless converted into Common Stock by holders prior to March 15, 1996. Until March 15, 1996, the Debentures are convertible into an aggregate of 1,511,871 shares of Common Stock at the rate of $9.26 principal amount for each share of Common Stock. The Company became entitled to redeem the Debentures when the average closing price of the Common Stock for twenty consecutive days exceeded $13.89, 150% of the conversion price.

                  On February 28, 1996, the Company commenced the Exchange Offer for the 1,839,500 Preferred Shares currently outstanding, offering to exchange
1.85 shares of Common Stock for each outstanding Preferred Share. The Exchange Offer is conditioned on, among other things, the receipt of valid tenders from the holders of at least 75% of the outstanding Preferred Shares. The Exchange Offer will expire on March 29, 1996, unless extended by the Company in accordance with its terms.


                                     GENERAL


                  The Company was incorporated under the laws of the State of California in 1968. The Company was reincorporated in the State of Delaware in 1987. The Company's principal executive offices are located at 500 Forbes Boulevard, South San Francisco, California 94080 and its telephone number is
(415) 952-1678.
                                     4

                                  THE OFFERING


Common Stock Outstanding as of March 1, 1996(1) ......   10,101,241 shares
Common Stock Offered by the Company ..................   None
Common Stock Offered by the Selling Stockholders .....   1,684,398 shares
Common Stock Outstanding after the Offering(2) .......   11,785,639 shares
NYSE Symbol for the Common Stock .....................   GAL





(1) Excludes (i) 1,341,592 shares of Common Stock reserved for issuance upon exercise of outstanding stock options, none of which are being offered hereby, (ii) 1,511,871 shares of Common Stock reserved for issuance upon conversion of the Debentures, all of which are being offered by the Selling Stockholders herein, (iii) 567,866 shares of Common Stock reserved for issuance upon exercise of outstanding warrants, including 172,527 shares of Common Stock being offered by the Selling Stockholders herein, and (iv) 2,180,148 shares of Common Stock reserved for issuance upon conversion of the Company's outstanding Preferred Shares, each representing 1/10th of a share of the Company's $17.00 Convertible Exchangeable Preferred Stock ("$17.00 Preferred Stock"). See "Capitalization," "Executive Compensation" and "Description of Capital Stock."

(2) Based on Common Stock outstanding as of March 1, 1996. Excludes (i) 1,341,592 shares of Common Stock reserved for issuance upon exercise of outstanding stock options, (ii) 395,339 shares of Common Stock reserved for issuance upon exercise of outstanding warrants not being offered hereby and
     (iii) 2,180,148 shares of Common Stock reserved for issuance upon conversion of the $17.00 Preferred Stock.

                       SUMMARY CONSOLIDATED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                  The information set forth below should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus.




                                                                             YEARS ENDED DECEMBER 31,
                                            --------------------------------------------------------------------------------------
                                               1995               1994               1993                1992               1991
                                               ----               ----               ----                ----               ----

STATEMENTS OF OPERATIONS DATA:

Net revenues........................           $220,044          $178,792            $134,334          $166,280           $150,636
                                               ========          ========            ========          ========           ========

Net earnings (loss).................              9,399            18,424             (10,924)           (2,447)            (7,540)
Preferred stock dividends:
  Paid..............................                  -                 -                   -               782              3,127
  In arrears........................              3,127             3,127               3,127             2,345                 -
                                                  -----        ----------           ---------          --------         ---------

Net earnings (loss) applicable to
   common shares....................            $ 6,272           $15,297           $ (14,051)       $   (5,574)          $(10,667)
                                                =======          ========          ==========       ===========          =========

Net earnings (loss) per common share:
  Primary...........................          $    0.60          $   1.51            $  (1.47)        $   (0.59)         $   (1.14)
                                              =========          ========           =========        ==========         ==========
  Fully diluted.....................          $    0.60          $   1.41            $  (1.47)        $   (0.59)         $   (1.14)
                                              =========          ========           =========        ==========         ==========

  Number of common shares
    and common shares
    equivalents outstanding-average              10,451            10,111               9,548             9,400              9,325


                                                                            AT DECEMBER 31,
                                            --------------------------------------------------------------------------------------
                                                 1995               1994               1993               1992               1991
                                                 ----               ----               ----               ----               ----
BALANCE SHEET DATA:

Working capital.....................           $ 54,670         $  53,219            $ 30,813          $ 27,070           $ 29,127
Total assets........................            120,084           100,766              71,005            71,604             64,016
Long-term debt......................             14,000            18,414              18,608             4,944              5,244
Shareholders' equity................             54,172            44,768              22,162            32,246             35,092

                                  RISK FACTORS


                  In addition to other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

HISTORICAL NET LOSSES


                  The Company has sustained a net loss of $32.4 million, $10.7 million, $5.6 million, and $14.1 million for fiscal years 1990, 1991, 1992 and 1993, respectively. The loss in 1990 is largely attributable to the 44% decline in sales from 1989, primarily in the Micro Machines toy line. In 1991 through 1993, the Company put in place a new management team that strategically restructured the product lines resulting in a return to profitability as planned in 1994 and 1995. See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and financial statements of the Company (and related notes thereto) included elsewhere in this document.


CONSUMER PREFERENCES

                  The toy industry is affected by changing consumer preferences, resulting in many products in the toy industry being successfully marketed only for a limited period of time (often one year or less). The toy industry is also affected by shifting cultural and demographic trends and general economic conditions. Consequently, the Company's results are dependent, in large part, on management's experience in the toy industry and its ability to identify and capitalize on current trends and market new products in a timely and efficient manner. The Company may not always be able to respond quickly to changes in consumer preferences, and such inability could have an adverse impact on the Company. See "Business."

DEPENDENCE ON SINGLE PRODUCT CATEGORY


                  Historically, a relatively small number of items have contributed a large portion of the Company's revenues in each year. Consequently, a decrease in popularity of a particular item during any year could have a material adverse impact on revenues and profit for that year. The Micro Machines line of collectible, miniature vehicles and accessories accounted for 44%, 51% and 41% of the Company's net revenues for the years 1995, 1994 and 1993, respectively. Continuing demand for this product line was strong and shipments for certain new 1996 product lines commenced in the fourth quarter of 1995. While the Micro Machines line has generated continuing sales for an extended period of time, there can be no assurance that the demand for Micro Machines products will continue at current or previous levels. See "Business."


SEASONALITY


                  Because of heavy consumer demand for toy products during the Christmas season, the toy industry is highly seasonal in nature. Consistent with the fact that a disproportionate share of receivables is created late in the year and consistent with U.S. toy industry practices, receivables from a significant portion of domestic sales are not collected until the final weeks of the fourth quarter and the first quarter of the succeeding year, which creates a substantial demand for working capital on a seasonal basis. The results of operations for any quarter are subject to a number of variables and may not reflect the results of operations for the year. Similarly, any comparisons between fiscal periods of successive years may not be indicative of the results of operations for a full year. Orders in the U.S. toy industry are generally cancelable until shipped. Therefore, the Company believes that backlog may not be an accurate indicator of the Company's future sales. See "Business--Seasonality and Backlog."

FOREIGN OPERATIONS


                  Nearly all of the Company's products are manufactured to its specifications by nonaffiliated parties located in China and, to a lesser extent, other foreign locations. Therefore, the Company could be affected by political or economic disruptions affecting business in such countries. The Company does not carry insurance for political or economic unrest or disruptions for several reasons, including, but not limited to, costs of such insurance and the limited insurance coverage available. The impact on the Company from such unrest or disruptions would depend on general factors, including, but not limited to, the nature, extent and location of such unrest or disruptions and the Company's ability to: (1) procure alternative manufacturing sources outside of the country involved; (2) retrieve its tooling; (3) relocate its production in sufficient time to meet demand; and (4) pass cost increases likely to be incurred resultant to (1) - (3) above through to the Company's customers as product price increases. The political unrest in 1989 in China had an insignificant impact on the manufacturing and shipping of the Company's products. There can be no assurance that in the future the Company will not be adversely affected by political or economic disruptions in China or other foreign locations. In addition, changes in the relationship between the United States dollar and the Hong Kong dollar may have an impact on the cost of goods purchased from manufacturers. Further, changes in tariffs could have an adverse effect on the cost of goods imported from the Orient.

                  The Company's products are principally produced in China, which currently is designated with Most Favored Nations ("MFN") status by the United States. This designation allows products imported into the United States from China to be accorded the most favorable import duties. In late 1994, Congress approved the GATT (Uruguay round), which allows imports into the United States of toy merchandise with unconditional duty-free entry from any nation with MFN status. Generally, the trade negotiations between China and the United States have been difficult, but both sides have shown their willingness to resolve trade disputes and avoid punitive sanctions, which could result in the United States imposing higher duties on selective Chinese-made products imported into the United States (these sanctions would be put in place through Section 301 of the Trade Act of 1974, as amended). In the past, Section 301 sanctions proposed by the United States did not include sanctions or punitive damages against toy imports from China. As such, the Company would be unaffected. The loss of MFN status for China, however, would result in a substantial increase in duty for the Company's products produced in China and imported into the United States. This increase in duty would be large enough that it could materially affect the Company's business. Products shipped from China to other countries should not be affected. Other toy companies also source product from China and would be affected to similar degrees. However, the impact on the Company from any significant change in duties on its Chinese-produced products would depend on several factors including, but not limited to, the Company's ability to (1) procure alternative manufacturing sources outside of China, (2) retrieve its tooling located in China, (3) relocate its production in sufficient time to meet demand and (4) pass cost increases likely to be incurred resultant from (1) -
(3) above through to the Company's customers as product price increases. See "Business-Manufacturing."

                  In 1994, certain quotas on Chinese-produced toy products were introduced in the European Economic Community. The quotas did not have a material impact on the Company's business in 1995 and are not expected to have a material impact on the Company's business in the foreseeable future.

COMPETITION


                  The toy industry is highly competitive. The Company competes with several larger domestic and foreign toy companies, such as Hasbro, Mattel, Tyco, Bandai and Playmates, and many smaller companies in the design and development of new toys, the procurement of licenses, the improvement and expansion of previously introduced products and product lines and the marketing and distribution of its products. Some of these companies have longer operating histories, broader product lines and greater financial resources and advertising budgets than the Company. In addition, it is common in the toy industry for companies to market products which are similar to products being successfully marketed by competitors. The Company believes that the strength of its management team, the quality of its products, its relationships with inventors, designers and licensors, its distribution channels, and its overhead and operational controls allow the Company to compete effectively in the marketplace. See "Business--Competition."


DEPENDENCE ON KEY PERSONS

                  The success of the Company may depend to a significant degree upon the services of Mark D. Goldman, President and Chief Executive Officer of the Company. The Company maintains a key man life insurance policy on Mr.Goldman in the amount of $2,000,000. In addition, the loss of the services of senior management and the inability to attract replacements of these key personnel could have a material adverse effect on the Company. See "Management."

POTENTIAL PRODUCT LIABILITY

                  The Company is engaged in a business which could result in possible claims for injury resulting from the failure of its products. To date, the Company has not been named as a defendant in any product liability lawsuit. While the Company currently maintains product liability insurance, there can be no assurance that it will be able to maintain such insurance on acceptable terms or that any such insurance will provide adequate protection against potential liabilities. A successful claim brought against the Company resulting in a final judgment in excess of its insurance coverage could have a material adverse effect on the Company. See "Business--Government Regulations."

RELIANCE ON MAJOR CUSTOMERS


                  The Company markets and sells its products throughout the world. Sales to customers in the United States accounted for on a consolidated basis approximately 63%, 66% and 66% of net sales in 1995, 1994 and 1993, respectively. In 1995 and 1994, Toys "R" Us, Inc. accounted for approximately 20% and 21% of the Company's consolidated net sales, respectively. Wal-Mart accounted for approximately 11% of net sales in 1995. Any decision by Toys "R" Us or Wal-Mart to substantially reduce or cease its purchases from the Company would have a material adverse effect on the Company's business. See "Business--Distribution and Sales."


GOVERNMENT REGULATIONS

                  The Company is subject to the provisions of, among other laws, the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act. Those laws empower the Consumer Product Safety Commission (the "CPSC") to protect consumers from hazardous toys and other articles. The CPSC has the authority to exclude from the market articles which are found to be hazardous and can require a manufacturer to recall such products under certain circumstances. Similar laws exist in some states and cities in the United States and in Canada and Europe. Products are also designed and tested to meet or exceed ASTM F963, the Standard Consumer Safety Specification for Toy Safety. The Company emphasizes the safety and reliability of its products and has established a strong quality assurance and control program to meet the Company's objective of delivering high quality, safe products. While the Company believes that it is in compliance in all material respects with applicable laws, rules and regulations, there can be no assurance that more restrictive laws, rules or regulations will not be adopted in the future which could make compliance more difficult or expensive or otherwise adversely affect the Company's business or prospects. See "Business--Government Regulations."

LICENSING AND RELATED RIGHTS


                  The Company normally produces substantially all of its products under licenses from other parties. Some of these licenses confer rights to exploit original concepts developed by toy inventors and designers. Other licenses, referred to as entertainment licenses, permit the Company to manufacture and market toys based on characters or properties which develop their own popular identity, often through exposure in various media such as television programs, movies, cartoons and books. Normally most entertainment licenses extend for one to three years and are typically renewable at the option of the Company upon payment of certain minimum guaranteed payments or the attainment of certain sales levels during the initial term of the license. Licenses for original ideas typically extend for the commercial life of the product. The Company pays royalties to its licensors which typically range from 2% to 14% of net sales. As a result of increased competition among toy companies for licenses, in certain instances the Company has paid, and may in the future be required to pay, higher royalties and higher minimum guaranteed payments in order to obtain attractive properties for the development of product lines. See "Business--Licensing and Related Rights; Trademarks."

                  The Company is an active participant in the market for entertainment licenses and has obtained domestic and international license rights for most of its products. A determination to acquire an entertainment license must frequently be made before the commercial introduction of the property in which a licensed character or property appears, and license arrangements often require the payment of non-refundable advances or guaranteed minimum royalties. Accordingly, the success of an entertainment licensing program is dependent upon the ability of management to assess accurately the future success and popularity of the properties which it is evaluating, to bid for products on a selective basis in accordance with such evaluation, and to capitalize on the properties for which it has obtained licenses in an expeditious manner. There can be no assurance that the Company will be able to enter into entertainment licensing arrangements in the future for successful and popular properties on terms acceptable to the Company.


TRADEMARKS AND PROPRIETARY TECHNOLOGY

                  Most of the Company's products are sold under trademarks and certain products incorporate patented devices or designs. The Company customarily seeks protection of its product patents and major product trademarks in the United States and certain other countries. These trademarks, such as Micro Machines, are significant assets of the Company. The Company believes that the loss of certain of its license rights or trademarks for particular product lines may have a material adverse effect on its business. However, the Company believes its rights to these properties are adequately protected. See "Business--Licensing and Related Rights; Trademarks."

ANTI-TAKEOVER PROVISIONS


                  The Company's Certificate of Incorporation ("Certificate") and By-Laws ("By-Laws") contain, among other things, provisions establishing a classified Board of Directors, authorizing shares of preferred stock with respect to which the Board of Directors of the Company has the power to fix the rights, preferences, privileges and restrictions without any further vote or action by the stockholders, and requiring the vote of holders of 80% of the voting power of the Company in order to remove directors, amend the ByLaws and approve certain business combinations with "Related Persons." Such provisions may delay, deter or prevent a merger, consolidation, tender offer, or other business combination or change of control involving the Company that some or a majority of the Company's stockholders might consider to be in their best interests, including offers or attempted takeovers that might otherwise result in such stockholders receiving a premium over the market price for the Common Stock. In addition, such provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company before making a bid for the Common Stock at a premium over the market price of the Common Stock. Such provisions may also adversely affect the market price of, and the voting and other rights of the holders of, Common Stock. See "Description of Capital Stock -- Preferred Stock" and "Certain Provisions of the Company's Certificate of Incorporation and By-Laws."


                                 USE OF PROCEEDS


                  If all of the holders of the outstanding Warrants held for the respective accounts of the Selling Stockholders named herein elect to exercise their Warrants, the estimated net proceeds to the Company would be approximately $1,483,556 (including expenses of the Offering estimated to be approximately $40,000). The Company intends to apply the net proceeds, if any, received by the Company from the exercise of the Warrants for working capital and general corporate purposes. The Company will not receive any of the proceeds from this Offering. All of the proceeds from this Offering will be received by the Selling Stockholders.


                                    DIVIDENDS


                  No cash dividends were declared in the last five years on the Common Stock. The Board of Directors of the Company has no current plans to pay cash dividends on the Common Stock. The Company's current credit agreement and the terms of its $17.00 Preferred Stock limit the Company's ability to pay cash dividends on the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Financial Resources and Capital Expenditures" and "Description of Capital Stock--Preferred Stock." In addition, future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors.

                  On June 10, 1992, the Company announced it would not pay the July 1, 1992 $0.425 per share quarterly dividend on its Depositary Shares which represent shares of the $17.00 Preferred Stock. The Company has not paid the subsequent quarterly dividends. As of December 31, 1995, the dividend was cumulatively fifteen quarters in arrears, representing a total dividend arrearage of $11.7 million (or $6.375 per share). By the terms of the Certificate of Designations for the $17.00 Preferred Stock, the Company is not legally obligated to pay any such arrearage. Prior to the announcement of the Exchange Offer, the Company had consistently maintained that it was not in its best interest to reinstate the dividend until the Company had generated consistent net income from operations and continuation of such profitability could be reasonably expected. Prior to the announcement of the Exchange Offer, based upon recent results, the Company had been evaluating its alternatives with regard to the $17.00 Preferred Stock. See "Summary--Recent Developments." The net earnings (loss) per share calculation includes a provision of the $17.00 Preferred Stock dividends in arrears. No Common Stock dividends may be paid unless all $17.00 Preferred Stock dividend payments are current. As a result of the cumulative dividend being six or more quarters in arrears, on July 15, 1994 the holders of the $17.00 Preferred Stock exercised their right to elect two directors (Mr. Hoffer Kaback and Mr. George Riordan) to the Board of Directors of the Company. See "Description of Capital Stock--Preferred Stock."

                           PRICE RANGE OF COMMON STOCK


                  The Common Stock (NYSE symbol: GAL) is traded on the NYSE. The following table sets forth the high and low closing sale prices for the Common Stock, as reported by the NYSE, for each calendar quarter since January 1, 1993:




Fiscal Year                                   High                 Low
-----------                                   ----                  ---
1996              First Quarter            $17 1/4                $10 3/8
                  (through March 8, 1996)
1995              First Quarter            $ 7 3/4                $ 5 1/4
                  Second Quarter             8 3/8                  6
                  Third Quarter              9 1/2                  6 1/2
                  Fourth Quarter            13 5/8                  9 1/4

1994              First Quarter           $ 10 5/8                $ 6 1/8
                  Second Quarter             6 7/8                  5 1/2
                  Third Quarter              8 1/2                  6 1/8
                  Fourth Quarter             7 3/8                  4 3/4

1993              First Quarter             $4 1/8                $ 3 1/8
                  Second Quarter             3 7/8                  3 3/8
                  Third Quarter              3 3/4                  2 1/2
                  Fourth Quarter            10 3/4                  4 1/4

     As of March 1, 1996, there were approximately 1,500 holders of record of the Common Stock, excluding beneficial owners of shares registered in nominee or street name.

                                 CAPITALIZATION


                  The following table sets forth the consolidated capitalization of the Company at December 31, 1995, and as adjusted to give effect to the issuance of 1,511,871 shares of Common Stock resulting from the conversion of the Debentures, the exercise of the Warrants to purchase 172,527 shares of Common Stock by the Selling Stockholders and the exchange and retirement of all of the Preferred Shares pursuant to the Exchange Offer. See "Summary--Recent Developments." The following table should be read in conjunction with the consolidated financial statements of the Company and the notes related thereto included elsewhere in this Prospectus. See also "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock."


                                                              DECEMBER 31, 1995
                                                          ACTUAL        ADJUSTED(1)(2)
                                                          ----------------------
                                                             (IN THOUSANDS)
Short-term debt (including current portion
 of long-term debt) (3)(4)....................         $ 19,493       18,969
                                                        =======       ======
8% Convertible Subordinated Debentures due 2000          14,000            0
                                                        -------           --
Total long-term debt ........................            14,000            0

Shareholders' equity:
Preferred Stock; 1,000,000 shares authorized;
   183,950 and no shares of $17.00 Convertible
   Exchangeable Preferred Stock of $200.00
   liquidation value per share issued and
   outstanding, actual and as adjusted ......            36,790           0

Common Stock, $.01 par value; 50,000,000
   shares authorized; 10,089,961 and
   15,177,434 shares issued and outstanding,
   actual and as adjusted (5) ..............                101          152
Additional paid-in capital ..................            31,579      104,755 (6)
Retained earnings (deficit) .................           (13,851)     (35,764)(6)
Cumulative translation adjustment ...........              (447)        (447)
                                                   ------------        -----
Total shareholders' equity ..................            54,172       68,696
                                                    -----------       ------
Total capitalization ........................         $  87,665    $  87,665
                                                        =======      =======

---------------
(1) Assumes (i) the conversion of the Debentures into 1,511,871 shares of Common Stock; (ii) the exercise of warrants to purchase 150,000 shares of Common Stock at an exercise price of $9.50 per share, (iii) the exercise of warrants to purchase 22,527 shares of Common Stock at an exercise price of $4.375 per share and (iv) the exchange of the Preferred Shares into 3,403,075 shares of Common Stock.

(2) Assumes that the proceeds of the Warrants are used to reduce the Company's short-term debt.

(3) The current portion of the Company's long-term debt aggregated $4,422,000 at December 31, 1995.

(4) The Company is party to a credit agreement which makes available to the Company a maximum credit line of $60,000,000 through March 31, 1997. For additional information on long-term debt, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Financial Resources and Capital Expenditures."

(5) Actual and adjusted outstanding shares do not include (i) 1,330,092 shares of Common Stock reserved for issuance upon exercise of outstanding stock options or (ii) 395,339 shares of Common Stock reserved for issuance upon exercise of outstanding warrants not offered hereby. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Financial Resources and Capital Expenditures."

(6) Assumes a Common Stock price of $17.25 per share, the actual price on February 9, 1996, to calculate the effects of the Exchange Offer.

                                       SELECTED CONSOLIDATED FINANCIAL DATA
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)


                  The selected consolidated financial data for the five years ended December 31, 1995 are derived from the audited consolidated financial statements of the Company. The selected consolidated financial data set forth below should be read in conjunction with the Company's consolidated financial statements and related notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                                 YEARS ENDED
                                                                                 DECEMBER 31,
                                                    -------------------------------------------------------------------
                                                      1995            1994            1993          1992          1991
                                                      ----            ----            ----          ----          ----
STATEMENT OF OPERATIONS DATA:
Net revenues....................................      $220,044         $178,792        $134,334     $166,280      $150,636
Cost of products sold...........................       132,061          104,592          82,875      104,965        95,181
                                                       -------          -------          ------      -------        ------
Gross margin....................................        87,983           74,200          51,459       61,315        55,455
                                                        ------         --------          ------       ------        ------
Operating expenses:
  Advertising and promotion.....................        31,240           30,616          23,537       22,826        22,848
  Other selling and administrative..............        35,868           26,974          25,640       30,345        29,372
  Research and development......................         7,886            7,288           7,451        6,861         6,213
  Variable stock option plan....................             -                -           4,046            -             -
                                                  ------------     ------------        -------- ------------  ------------
Total operating expenses........................        74,994           64,878          60,674       60,032        58,433
                                                        ------         --------          ------       ------        ------
Earnings (loss) from operations.................        12,989            9,322          (9,215)       1,283        (2,978)
Expenses related to resignation of former officer            -                -               -       (2,152)       (3,807)
Net proceeds from Nintendo award................             -           12,124               -            -             -
Interest expense................................        (3,429)          (2,609)         (1,836)      (1,550)       (1,775)
Interest and other income.......................           439              365             136          210         1,020
                                                   -----------        ---------      ----------    ---------      --------
Earnings (loss) before income taxes.............         9,999           19,202         (10,915)      (2,209)       (7,540)
Provision for income taxes .....................           600              778               9          238             -
                                                   -----------        ---------   -------------  -----------  ------------
Net earnings (loss).............................         9,399           18,424         (10,924)      (2,447)       (7,540)
Preferred stock dividends paid..................             -                -               -          782         3,127
Preferred stock dividends in arrears............         3,127            3,127           3,127        2,345             -
                                                         -----        ---------       ---------     --------    ----------
Net earnings (loss) applicable to common shares.        $6,272         $ 15,297        $(14,051)   $  (5,574)     $(10,667)
                                                        ======         ========       =========   ==========     =========
Net earnings (loss) per common share
  Primary.......................................         $0.60            $1.51          $(1.47)      $(0.59)       $(1.14)
                                                          ====             ====          ======       ======        ======
  Fully-diluted.................................         $0.60            $1.41          $(1.47)      $(0.59)       $(1.14)
                                                          ====             ====         =======       ======       =======
Common shares and common share
  equivalents outstanding-average...............        10,451           10,111           9,548        9,400         9,325

                                                                                  AT DECEMBER 31,
                                                      ---------------------------------------------------------------------
                                                        1995              1994            1993        1992          1991
                                                        ----              ----            ----        ----          ----
Working capital.................................       $54,670          $53,219         $30,813      $27,070       $29,127
Total assets....................................       120,084          100,766          71,005       71,604        64,016
Long-term debt..................................        14,000           18,414          18,608        4,944         5,244
Shareholders' equity............................        54,172           44,768          22,162       32,246        35,092


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Results of Operations


             The following table sets forth certain operating data (as a percentage of the Company's net revenues) for the years ended December 31, 1995, 1994 and 1993:


                                                      YEARS ENDED
                                                      DECEMBER 31,
                                              -----------------------------
                                               1995      1994      1993
                                               ----      ----      ----

Net revenues                                  100.0%    100.0%    100.0%
Cost of products sold                          60.0      58.5      61.7
                                             ------    ------     -----
Gross margin                                   40.0      41.5      38.3
Advertising and promotion expenses             14.2      17.1      17.5
Other selling and administrative expenses      16.3      15.1      19.1
Research and development expenses               3.6       4.1       5.6
Variable stock option plan expenses              -         -        3.0
                                             ------     ------    -----
Earnings (loss) from operations                 5.9       5.2      (6.9)
Net proceeds from Nintendo award                 -        6.8        -
Interest expense                               (1.5)     (1.5)     (1.3)
Other income, net                               0.2       0.2       0.1
Provision for income taxes                     (0.3)     (0.4)       -
                                              -----     -----      ----
Net earnings (loss)                             4.3%     10.3%     (8.1)%
                                              =====     =====    ======


Years Ended December 31, 1995 and 1994

                  In 1995, for the second consecutive year, the Company had record sales and earnings in the fourth quarter, and the Company had its best full year operating performance since 1989. That performance demonstrates that management's current strategy to make Galoob a high growth company is working, and management believes the Company is very well positioned to continue to build on that strategy in 1996 and the foreseeable future.

                  Net revenues in 1995 were $220.0 million which represented a 23% increase from 1994 net revenues of $178.8 million. The strong sales growth for 1995 was attributable to two principal factors: (1) the international unit posted a new annual sales record of $80.7 million, an increase of 35% from 1994, and (2) the Company's worldwide sales of girls' toys increased by more than 500% to $88.0 million, which represented 40% of net revenues as compared to only 8% of net revenues in 1994. The girls' toys line increase was led by the introduction of the hugely popular Sky Dancers flying dolls, and a line of miniature houses and accessories -- My Pretty DollHouse. The strength in the girls' line is expected to continue in 1996 with a greatly expanded Sky Dancers line, extensions to the My Pretty DollHouse line, and the reintroduction of the enormously popular Pound Puppies line that was the all-time best selling line of plush animals during the 1980's and is licensed for the first time by the Company.

                  In 1995, the Company's boys' toys business was again led by its core brand, Micro Machines. Increases in the civilian, miliary and Star Wars segments led Micro Machines to its twelfth consecutive quarter of U.S. retail sales growth through the fourth quarter of 1995. A decline in consumer demand for the Micro Machines Z-Bots and Power Rangers segments substantially reduced the Company's shipments of these segments. This decline, and the discontinuance of the Biker Mice from Mars line to domestic retailers, each of which was anticipated, led to a decrease in boys' toys net worldwide sales of 22% as compared to 1994. However, the Company's worldwide Micro Machines sales in 1995, excluding Z-Bots and Power Rangers, grew by 15% over 1994.

                  The Company's male action category was expanded in 1995 from just one, the international Biker Mice From Mars line, to include the introduction of UltraForce based on the superhero animated television show derived from the popular Malibu comics, and the Micro Machines Star Wars Action Fleet line which creates a completely new size scale for the male action category. In 1995, the Company also test marketed its Mutant League line based on a syndicated television series and the Electronic Arts video games. However, based essentially on the test market results, the Company decided not to pursue a national rollout of the line.

                  The male action lines will continue to grow in 1996 with an expanded Star Wars Action Fleet line, the introduction of Dragon Flyz, the line of flying action figures plus vehicles and accessories, and the introduction of the toy line for Turner Entertainment's spectacular animated action-adventure series, The Real Adventures of Jonny Quest.

                  Gross margins were $88.0 million in 1995, an increase of 18.6% or $13.8 million from 1994. The increase was due to higher sales volume offset slightly by a lower gross margin rate. The gross margin rate decreased to 40.0% in 1995 from 41.5% in 1994 due mainly to three factors. First, tooling and packaging design costs were a higher percent of revenues in 1995 as compared to 1994 in support of the Company's expanded product line. Second, international sales as a percentage of worldwide revenues were higher in 1995 compared to 1994. The Company's gross margin on international sales is significantly lower than domestic sales because international prices are lower as the customer is responsible for the cost of importing, promoting and reselling the product. Third, sharp price increases on plastics and packaging materials occurred in the third and fourth quarters of 1995. Such cost increases occurred too late in the year for the Company to be able to pass on cost increases through product price increases. These three factors, which reduced the gross margin rate, were partially offset by the elimination of duty on toys imported into the United States.

                  Advertising and promotion expenses were $31.2 million or 14.2% of net revenues in 1995 as compared to $30.6 million or 17.1% of net revenues in 1994. The decrease in advertising and promotion expenses as a percent of net revenues was a result of higher marketing efficiencies domestically, coupled with the effects of the higher sales growth rate internationally where the Company's distributors absorb their own advertising costs. Other selling and administrative expenses were $35.9 million in 1995 as compared to $27.0 million in 1994. The increase in expenses was due mainly to (1) higher planned personnel costs as a result of the Company's growth and product line expansion, (2) higher freight costs, and (3) higher legal expenses. Research and development expenses were $7.9 million in 1995 as compared to $7.3 million in 1994, with the increase due to the expansion of the number of product lines. Although overall operating expenses increased by $10.1 million in 1995 as compared to 1994, operating expenses as a percent of net revenues declined to 34.1% in 1995 from 36.3% in 1994.

                  Earnings from operations were $13.0 million, an increase of 39% from 1994 earnings from operations of $9.3 million, based on net revenue increases of 23%. The higher growth rate of earnings as compared to net revenues indicates the positive leverage the Company is achieving on incremental net revenue growth.

                  In 1994, the net proceeds of $12.1 million from the Nintendo award represents the receipt, net of associated legal and related expenses, of the Company's share of proceeds from its litigation with Nintendo of America, Inc. The amount was reflected in 1994 results and had no impact on 1995 results.

                  Interest expense was $3.4 million in 1995 as compared to $2.6 million in 1994. The increase was due primarily to higher average borrowings needed to fund working capital to support higher sales, offset by a slightly lower interest rate in 1995 as compared to 1994 on the Company's revolving credit facility.

                  Other income was $0.4 million in both 1995 and 1994.

                  Income tax expense for 1995 and 1994 includes provisions for federal, state and foreign income taxes, after taking into account the available net operating loss carryforwards from prior years. At December 31, 1995, the Company has federal net operating loss carryforwards of approximately $7.3 million and unused federal tax credits of approximately $1.8 million available to reduce taxes in future periods. (See Notes A and F of Notes to Consolidated Financial Statements.)

                  In management's opinion, other than the sharp price increases on plastics and packaging materials noted above, general inflation did not have a material impact on the Company's business in 1995. The Company did not implement any substantial price increases in 1995 or 1994 on continuing product lines.

                  The toy industry is affected by changing consumer tastes, shifting cultural and demographic trends and general economic conditions. Consequently, the Company's results are dependent, in large part, on management's experience in the toy industry and its ability to identify and capitalize on current trends and market new products in a timely and efficient manner. The Company may not always be able to anticipate changes in consumer demand or to respond quickly to such changes once they are identified, and such inabilities could have an adverse impact on the Company.

                  Historically, a relatively small number of items have contributed a large portion of the Company's revenues in each year. A decrease in popularity of a particular item during any year could have a material adverse impact on revenues and profits for that year. The Company's strategy emphasizing multi-year extendable brands is intended to mitigate such adverse impacts.

                  The Company does not carry insurance for political or economic unrest or disruption for several reasons, including, but not limited to, costs of such insurance and the limited insurance coverage available. The impact on the Company from such unrest or disruption would depend on general factors, including, but not limited to, the nature, extent and location of such unrest or disruption and the Company's ability to: (1) procure alternative manufacturing sources outside of the country involved; (2) retrieve its tooling; (3) relocate its production in sufficient time to meet demand; and
(4) pass cost increases likely to be incurred resultant from (1)-(3) above through to the Company's customers as product price increases.

                  The Company's products are produced principally in China, which currently is designated with MFN status by the United States. This allows products imported into the United States from China to be accorded the most favorable import duties. In late 1994, Congress approved the GATT (Uruguay round), which allows imports into the United States of toy merchandise with unconditional duty-free entry from any nation with MFN status. Generally, the trade negotiations between China and the United States have been difficult, but both sides have shown their willingness to resolve trade disputes and avoid punitive sanctions. Punitive sanctions could result in the United States imposing higher duties on selective Chinese-made products imported into the United States (these sanctions would be put in place through Section 301 of the Trade Act of 1974, as amended). In the past, Section 301 sanctions proposed by the United States did not include sanctions or punitive damages against toy imports from China. As such, the Company would be unaffected. The loss of MFN status for China, however, would result in a substantial increase in import duty for the Company's products produced in China and imported into the United States. This increase in duty would be large enough that it could materially affect the Company's business. Products shipped from China to other countries should not be affected. Other toy companies also source product from China and would be affected to similar degrees. However, the impact on the Company from any significant change in duties on its Chinese-produced product would depend on several factors including, but not limited to, the Company's ability to (1) procure alternative manufacturing sources outside of China, (2) retrieve its tooling located in China, (3) relocate its production in sufficient time to meet demand; and (4) pass cost increases likely to be incurred resultant from (1)-(3) above through to the Company's customers as product price increases.

                  In 1994, certain quotas on Chinese-produced toy products were introduced in the European Economic Community. These quotas did not have a material impact on the Company's business in 1995 and are not expected to have a material impact in the foreseeable future.


Years Ended December 31, 1994 and 1993

                  In 1994, the Company was profitable and had its best performance since 1989. This was a result of the successful implementation of the Company's recovery plan which began in 1991.

                  The recovery plan objective was to reposition the Company to enable it to generate sustainable profitability and growth. Essential to reaching this objective were three key goals: (1) restore and expand the Company's core business, the Micro Machines brand, (2) focus on growth opportunities in new product areas, such as the male action category, and (3) lower breakeven versus the 1990 cost profile. The new management team was put in place in 1991.

                  Overall, consolidated net revenues, including both toy sales and sales of the Game Genie video game enhancer, in 1994 were $178.8 million, which represented a 33% increase from 1993 net sales of $134.3 million. Worldwide toy sales in 1994 achieved a 72% increase as compared to 1993. Domestic toy sales rose by 103% and international toy sales rose by 33% from 1993 to 1994.

                  In 1994, sales of Micro Machines products grew significantly for the second consecutive year. Net sales in 1994 climbed to $113.0 million which was a 59% increase over 1993 levels. This comes on top of a 55% increase in sales in 1993 over 1992. A significant area of growth in the Micro Machines line was from licensed products such as Star Wars, Star Trek and Power Rangers. The Company also successfully entered a new, high-growth potential category-male action. Biker Mice From Mars, which was introduced in late 1993, generated sales in 1994 of $41.4 million as compared to $4.3 million in 1993. In late 1994, shipments of two new products, Sky Dancers, a flying doll, and My Pretty DollHouse commenced and generated sales of $3.3 million and $3.0 million, respectively. Game Genie sales were $4.2 million in 1994 as compared to $32.8 million in 1993. This decrease in Game Genie sales reflected the normal maturity cycle for such products and this trend is expected to continue.

                  Gross margin totaled $74.2 million in 1994, an increase of $22.7 million from 1993. This increase was due to higher sales volume and a higher gross margin rate. The gross margin rate improved to 41.5% in 1994 from 38.3% in 1993 due to three factors. First, the international gross margin rate was higher due to a change in product mix. Second, the percent of U.S. sales to worldwide sales was greater. The Company's gross margin rate on domestic sales is significantly higher than foreign sales because foreign prices are lower as the customer is responsible for the cost of importing and promoting the products. Third, while tooling, packaging and other costs in the aggregate were higher in 1994 compared to 1993, they were lower as a percent of sales in 1994 compared to 1993.

                  Advertising and promotion expenses were $30.6 million in 1994 compared to $23.5 million in 1993. The higher expenses were primarily a result of an increase in planned domestic television advertising expense in connection with the Company's expanded product lines. Other selling and administrative expenses were $27.0 million in 1994 compared to $25.6 million in 1993. This increase was due mainly to incentive compensation which was reinstated based on the Company's 1994 performance. Research and development expenses were approximately equal in 1994 compared to 1993.


     The $4.0 million expense in 1993 related to the variable stock option plan was a one-time charge.

                  The Company received $12.1 million in 1994 from the litigation award from Nintendo of America, Inc. This amount was obtained by reducing the gross award of $16.1 million by amounts due the Company's Game Genie licensors. (See Note M to the Company's Consolidated Financial Statements.)


                  Interest expense in 1994 was $2.6 million compared to $1.8 million in 1993. An increase of $1.0 million was due to the Debentures being outstanding during all of 1994 compared to being outstanding for less than 2 months in 1993. Interest was reduced by lower average borrowings under the Company's line of credit in 1994, although interest rates were higher.

                  Other income was $0.4 million in 1994, as compared to $0.1 million in 1993.

                  The income tax expense for 1994 includes provisions for federal, state and foreign income taxes, after taking into account the available net operating loss carryforwards from prior years. In 1993, the tax provision represented only foreign income taxes as there was no taxable U.S. income. At December 31, 1994, the Company had federal net operating loss carryforwards of approximately $11.5 million and unused federal tax credits of approximately $1.7 million available to reduce taxes in future periods. (See Notes A and F to the Company's Consolidated Financial Statements.)

                  The Company's breakeven point has been substantially reduced since 1990. In 1994, the Company's earnings from operations were $9.3 million on $178.8 million in sales, which was a $39.1 million improvement in earnings from operations and a $51.9 million improvement in sales in comparison to 1990 sales of $126.9 million and loss from operations of $29.8 million.


Liquidity, Financial Resources and Capital Expenditures


                  On March 31, 1995, the Company entered into an amended and restated loan and security agreement (the "New Agreement") with Congress Financial Corporation (Central). (See Note E to the Company's Consolidated Financial Statements.)

                  Working capital was $54.7 million at December 31, 1995 compared to $53.2 million at December 31, 1994. The ratio of current assets to current liabilities was 2.1 to 1.0 at December 31, 1995 compared to 2.4 to 1.0 at December 31, 1994.

                  The Company had no material commitments for capital expenditures at December 31, 1995.


                  The Company believes that with its assets, the results of operations and the New Agreement it has adequate liquidity and capital resources to meet its current and anticipated operating needs.

Recent Accounting Pronouncement


                  The FASB issued a new standard, SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar equity instruments under APB Opinion 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. The Company has not determined which method it will follow in the future. The Company will be required to adopt the new standard for the year ending December 31, 1996.

                                    BUSINESS

GENERAL


     The Company designs, develops, markets and sells high quality toys worldwide and has been engaged in the toy business since 1957. The Company's strategies in selecting and developing product lines are to focus primarily on low to medium priced extendable product lines that are brandable, to capitalize on current trends in the toy industry and popular culture and to expand and diversify its product categories. Consistent with these strategies, the types of products which have produced the preponderance of the Company's revenues have changed significantly. This product change evolved both by developing and procuring new toys which are based on original ideas and by seeking to obtain and develop new entertainment licenses.


     The Company's products are generally sold worldwide, with a substantial portion of its revenues derived from sales in the United States and Europe. The Company sells its products principally to retailers in the United States and to toy distributors outside of the United States. U.S. retail outlets for the products include specialty toy retailers, discount and chain stores, catalog and mail order companies, department stores and variety stores. See "Business-Distribution and Sales." The Company's products are generally manufactured overseas, primarily in the China.


     The Company's results are dependent, in large part, on management's experience in the toy industry and its ability to identify and capitalize on current trends and market new products based on such trends in a timely and efficient manner. As a result of changing consumer tastes, individual toys usually have relatively short product lives. Consequently, an increase or decrease in popularity of a particular item during any year could have a material impact on revenues and profit for that year.

     The Company has historically marketed a variety of toy products designed for children of both sexes and of different age groups. In recent years, the Company's main emphasis has been to revive, develop, extend and expand its core brand, Micro Machines(R), and to diversify the balance of its other product lines by building other multi-year thematic brands. See "Business-Licensing and Related Rights; Trademarks."

     Consistent with the extendable product life strategy, the Company's Micro Machines product line, first introduced in 1987, has generated significant sales for a much longer product life than most toy products, and the Company believes that the product line will continue to generate significant sales in the immediate future. Micro Machines sales represented 44% of the Company's total revenues in 1995, 51% in 1994 and 41% in 1993. Continuing demand for this product line was strong and shipments for certain new 1996 product lines commenced in the fourth quarter of 1995. While the Micro Machines product line has generated continuing sales for an extended period of time, there can be no assurance that the demand for Micro Machines products will continue at current or previous levels.

PRODUCT LINE

     The Company's 1996 product offering consists of four girls' lines, including continuations and extensions of the Sky Dancers(R), My Pretty DollHouse(TM) and Happy Ness(TM) lines, and also the new Pound Puppies(R) line; and five boys' lines, including continuations and extensions of the Micro Machines and Biker Mice From Mars(R) lines, and also the new Dragon Flyz(TM), The Real Adventures of Jonny Quest(TM) and UltraForce(TM) lines.

     In the girls' product area, the highly successful Sky Dancers flying doll and accessory line has been extended to include new segments, including Pretty Lights(R) with light-up flying dolls and launchers; smaller-size Fairy Flyers(TM) flying dolls, pets and Magical Flying Carousel(TM) playset; Fairy Tale Couples(TM); and the Flying Princess(TM) doll with graceful fluttering wings. The My Pretty DollHouse line has been extended with Enchanted Castles(TM) as well as new basic house and accessory styles. The Happy Ness line includes play figures and playsets. The Company has also reintroduced a small-scale version of Pound Puppies and Pound Pur-r-ries(R), the most successful plush toy lines of the 1980's.

     In the boys' product area, the Micro Machines line of miniature vehicles, playsets and accessories now includes a new, larger Action Fleet(TM) scale of Star Wars(R) articulated action figures, vehicles and playsets, as well as the continuations and extensions of other successful Star Wars vehicles, figures and playsets in the traditional Micro Machines scale. Other Micro Machines licensed properties include Star Trek(R), Babylon 5(TM), Aliens(TM), James Bond 007(TM), Indiana Jones(TM) and Predator(TM). A new segment, Exploration, features the first Micro Machines that float in water. Finally, three innovative new Double Takes(TM) playsets have been added--two in the Basic segments and one in the Military segment. These transforming playsets feature two action play environments in one toy.

     The male action figure product area features three new lines, as well as the continuation of the Biker Mice From Mars line in the international marketplace. Dragon Flyz is an assortment of fully articulated flying warriors with dragon-styled launchers. The Real Adventures of Jonny Quest is based on the updated reintroduction of the classic 1960's animated television property from Hanna- Barbera Cartoons and Turner Home Entertainment, featuring both real-world and futuristic, virtual-reality QuestWorld(TM) figures and vehicles. The UltraForce line of super heroes and villains is based on the successful comic book series and animated television show.

     The Company's 1995 product line consisted of continuations and extensions of the Micro Machines line and introductions of several new product lines, including a new extendable girls' brand, Sky Dancers dolls.

     The Micro Machines line included the continuing licensed vehicles based on the popular Star Wars motion picture trilogy. The Company had also added Star Wars playsets depicting scenes from the movies and including action features, figures and vehicles. Other licensed products included vehicles and figures from the Power Rangers(TM) television series and the James Bond 007 motion picture. There were also new vehicles from the Star Trek and Babylon 5 television series. To extend the Micro Machines segment of military vehicles and troops, new playsets included Night Attack!(TM), with its battery-powered searchlight and multi-missile launcher, as well as FalconWing Skybase(TM) and Orion J-22(TM) Submarine Base transforming playsets. Also under the Micro Machines brand was Z-Bots(R), a line of collectible robot figures, vehicles and playsets.

                  The new and innovative Sky Dancers line of dolls and playsets featured the first known girls' doll that flies. These collectible ballerina dolls fly utilizing a special launcher with pull-cord action created in various themes. The playsets included Magic Rolling Launchers in the shape of a swan and pegasus.

                  The Company's new My Pretty DollHouse line was based on a classic girls' toys play pattern that incorporated the successful concepts of miniaturization and collectibility. This product line consisted of modular, finely-decorated miniature dollhouses that came with dolls and other surprise accessories. Also available were coordinated designer Furniture Packs, Back and Front Yard Sets, and snap-on 2nd Story Additions to expand the houses into even bigger mansions.

                  Also introduced was UltraForce, a licensed male action line of dramatic super heroes and villains, vehicles and accessories, based on the Malibu(TM) (Marvel) Comics(TM) strips and the new syndicated animated television series that premiered in October 1995.

LICENSING AND RELATED RIGHTS; TRADEMARKS

                  The Company normally produces substantially all of its products under licenses from other parties. Some of these licenses confer rights to exploit original concepts developed by toy inventors and designers. Other licenses, referred to as entertainment licenses, permit the Company to manufacture and market toys based on characters or properties which develop their own popular identity, often through exposure in various media such as television programs, movies, cartoons and books. Normally most entertainment licenses extend for one to three years and are typically renewable at the option of the Company upon payment of certain minimum guaranteed payments or the attainment of certain sales levels during the initial term of the license. Licenses for original ideas typically extend for the commercial life of the product.

                  In addition, the Company pays royalties to its licensors which typically range from 2% to 14% of net sales. In certain instances, the Company may agree to guarantee payment of a minimum royalty. As of December 31, 1995 and 1994, minimum future guaranteed payments aggregated approximately $5,822,000 and $2,630,000, respectively. Royalties expense in 1995 and 1994 totaled approximately $16,326,000 and $13,498,000, respectively. As a result of increased competition among toy companies for licenses, in certain instances the Company has paid, and may in the future be required to pay, higher royalties and higher minimum guaranteed payments in order to obtain attractive properties for the development of product lines.

                  The Company is an active participant in the market for entertainment licenses, and the Company has obtained domestic and international license rights for most of its products. A determination to acquire an entertainment license must frequently be made before the commercial introduction of the property in which a licensed character or property appears, and license arrangements often require the payment of non-refundable advances or guaranteed minimum royalties. Accordingly, the success of an entertainment licensing program is dependent upon the ability of management to assess accurately the future success and popularity of the properties which it is evaluating, to bid for products on a selective basis in accordance with such evaluation, and to capitalize on the properties for which it has obtained licenses in an expeditious manner. In 1995 and 1994, the Company generated significant sales under existing entertainment license arrangements for Star Wars, Star Trek, Biker Mice From Mars and Power Rangers.

                  As part of its strategic licensing program, the Company has signed an agreement with Twentieth-Century Fox Licensing and Merchandising that gives the Company the exclusive worldwide first rights to license toys based on all new Fox theatrical and television properties until the year 2004 (including renewal rights granted to the Company). The agreement fulfills a key growth objective of forming an alliance with a powerful content provider and assures access to a continuous flow of first-rank entertainment properties from Twentieth-Century Fox Film Corporation, Fox Animation Studios, Twentieth-Century Fox Television, Fox Broadcasting Company, Fox Family Films, Fox 2000 Pictures, and Fox Searchlight Pictures. Pursuant to this agreement, the Company has determined to initially produce toys based on the recently announced full length feature film Anastasia(TM), as well as the current hit television science fiction series Space: Above and Beyond(TM).

                  In addition to the Twentieth-Century Fox agreement, the Company has signed a master toy license agreement with Turner Home Entertainment for The Real Adventures of Jonny Quest.

                  The Company has also been awarded the master toy license by Sony signatures for TriStar Pictures' science fiction adventure Starship Troopers(TM), which is being produced under an arrangement between TriStar Pictures and the Walt Disney Motion Pictures Group.


                  Most of the Company's products are sold under trademarks and certain products incorporate patented devices or designs. The Company customarily seeks protection of its product patents and major product trademarks in the United States and certain other countries. These trademarks, such as Micro Machines, are significant assets of the Company. The Company believes that the loss of certain of its license rights or trademarks for particular product lines may have a material adverse effect on its business. However, the Company believes its rights to these properties are adequately protected.

RESEARCH AND DEVELOPMENT

                  The Company employs its own designers and engineers and also utilizes the services of independent designers and engineers on an ongoing basis. The Company presents its designers with toy concepts licensed or, to a lesser extent, originated by it, and the designers create renderings of the proposed product. Designs are then presented to the Company's engineers, who, using the renderings, perform mechanical drawings and engineering services and create prototypes for new products. Prototypes for proposed products are then reviewed by the Company's management, including representatives of marketing, sales and manufacturing, prior to final acceptance. Character licensors usually retain the right to approve the products being marketed by the Company.


                  The Company spent approximately $7,886,000, $7,288,000 and $7,451,000 on research and development activities in 1995, 1994 and 1993, respectively, exclusive of amounts paid to certain inventors and designers who receive royalties as licensors. Those amounts do not include approximately $12,388,000, $7,149,000 and $4,502,000 incurred in 1995, 1994 and 1993, respectively, for tooling and package design.

MANUFACTURING


                  The Company's products are manufactured to its specifications by nonaffiliated third party vendors, usually located in the Orient. Over 80% of the Company's products were produced in China in 1995. These vendors are responsible for all aspects of the production of the Company's products in accordance with Company specifications.

                  The Company's manufacturing is currently performed by 21 manufacturers, some of whom derive a substantial percentage of their business from the Company. In 1995, seven manufacturers each produced in excess of 5% of the Company's products and combined to produce 91%. It is anticipated in 1996 that manufacturers' production will be similarly concentrated as in 1995.


                  The Company, through its wholly-owned subsidiary Galco International Toys, N.V. ("Galco") located in Hong Kong, maintains close contact with the Company's manufacturers and subcontractors and monitors the quality of the products produced. Decisions related to the choice of manufacturer are based on price, quality of merchandise, reliability and the ability of a manufacturer to meet the Company's timing requirements for delivery. See "Business-Competition." Generally, tooling is owned by the Company but may be utilized by different manufacturers if the need arises for alternate sources of production.


                  The Company does not carry insurance for political or economic unrest or disruption for several reasons, including, but not limited to, costs of such insurance and the limited insurance coverage available. The impact on the Company from such unrest or disruption would depend on several factors, including, but not limited to, the nature, extent and location of such unrest or disruption and the Company's ability to: (1) procure alternative manufacturing sources outside of the country involved; (2) retrieve its tooling; (3) relocate its production in sufficient time to meet demand; and (4) pass cost increases likely to be incurred resultant from (1) - (3) above through to the Company's customers as product price increases.

                  The Company's products are principally produced in China, which currently is designated with MFN status by the United States. This designation allows products imported into the United States from China to be accorded the most favorable import duties. In late 1994, Congress approved the GATT (Uruguay round), which allows imports into the United States of toy merchandise with unconditional duty- free entry from any nation with MFN status. Generally, the trade negotiations between China and the United States have been difficult, but both sides have shown their willingness to resolve trade disputes and avoid punitive sanctions, which could result in the United States imposing higher duties on selective Chinese-made products imported into the United States (these sanctions would be put in place through Section 301 of the Trade Act of 1974, as amended). In the past, Section 301 sanctions proposed by the United States did not include sanctions or punitive damages against toy imports from China. As such, the Company would be unaffected. The loss of MFN status for China, however, would result in a substantial increase in duty for the Company's products produced in China and imported into the United States. This increase in duty would be large enough that it could materially affect the Company's business. Products shipped from China to other countries should not be affected. Other toy companies also source product from China and would be affected to similar degrees. However, the impact on the Company from any significant change in duties on its Chinese-produced products would depend on several factors including, but not limited to, the Company's ability to (1) procure alternative manufacturing sources outside of China, (2) retrieve its tooling located in

China, (3) relocate its production in sufficient time to meet demand and (4) pass cost increases likely to be incurred resultant from (1) - (3) above through to the Company's customers as product price increases.

                  In 1994, certain quotas on Chinese-produced toy products were introduced in the European Economic Community. The quotas did not have a material impact on the Company's business in 1995 and are not expected to have a material impact on the Company's business in the foreseeable future.


                  Transactions in which the Company purchases goods from manufacturers are mostly denominated in Hong Kong dollars and, accordingly, fluctuations in Hong Kong monetary exchange rates may have an impact on cost of goods. However, in recent years, the value of the Hong Kong dollar has had a continuing stable relationship to the value of the U.S. dollar and the Company has not experienced any significant foreign currency fluctuations. Inflationary pressure in China could have an effect on the cost of product sourced from China.

                  Galco's employees arrange with manufacturers for the production, shipment and delivery of products, monitor the quality of the products produced, and undertake certain elements of the design and development of new products.

                  The principal raw materials used in the production and sale of the Company's products are plastics and paper products. The Company believes that an adequate supply of raw materials used in the manufacture of its products are readily available from existing and alternate sources.

DISTRIBUTION AND SALES


                  The Company markets and sells its products throughout the world, with sales to customers in the United States aggregating on a consolidated basis 63%, 66% and 66% of net sales in 1995, 1994 and 1993, respectively.

                  Outlets for the Company's products in the United States include specialty toy retailers, discount and chain stores, catalog and mail order companies, department stores, variety stores and independent distributors which purchase the products directly from the Company and ship them to retail outlets. In 1995 and 1994, Toys "R" Us, Inc. accounted for approximately 20% and 21% of the Company's consolidated net sales, respectively. Wal-Mart accounted for approximately 11% of net sales in 1995.

                  The Company has a sales staff of seven people, supplemented by several manufacturers' representative organizations in the United States, that act as independent contractors. The Company's sales staff and the manufacturers' representatives offer the Company's products through the use of samples and promotional materials at toy shows and by making regular customer sales calls. The Company also directly introduces and markets to customers new products and extensions to previously marketed product lines by participating in the major trade shows in New York, Hong Kong and Europe and through the maintenance of a showroom in New York City. Manufacturers' representatives utilized by the Company receive commissions, which were approximately 0.8%, 1.0% and 1.3% of net sales in 1995, 1994 and 1993, respectively.

                  The Company utilizes warehouse facilities primarily in Union City, California for storage of its products. Disruptions in shipments from Asia or from the Union City facility could have a material adverse effect on the Company. The Company believes that adequate storage facilities are available.


                  The Company has an extensive international sales program. The Company, in conjunction with Galco, actively sells its products into 45 countries and sells directly to 86 separate, independent toy distributors, each of which is domiciled in the respective country to which sales are made. While international sales accounted for only approximately one-third of total Company sales in 1995, these sales amount to a greater proportion of the volume of Company products sold outside of the United States. International sale prices to distributors are significantly lower than U.S. domestic sale prices to retail accounts since international distributors are responsible for all importation, warehousing, marketing, promotional and selling related costs. In 1995, approximately 50% of all Galoob toys sold were shipped to countries outside the United States.


                  Sales by the Company to foreign customers are ordinarily denominated in U.S. dollars and, accordingly, the Company's revenues are not affected by fluctuations in monetary exchange rates. However, the value of the U.S. dollar in relation to the value of other currencies may have a positive or negative impact on the Company's sales volume over time, depending on the change in relationship of the respective currencies.

                  The Company does not ordinarily sell its products on consignment and ordinarily accepts returns only for defective merchandise. Returns have historically not been significant. In certain instances, where retailers are unable to resell the quantity of products which they have purchased from the Company, the Company may, in accordance with industry practice, assist retailers to sell such excess inventory by offering discounts and other price concessions.

ADVERTISING

                  Although a portion of the Company's advertising budget is expended for newspaper advertising, magazine advertising, catalogs and other promotional materials, the Company allocates the bulk of its advertising budget to television. As is common practice in the toy industry, the Company advertises on national network, syndicated cable and local spot television.

SEASONALITY AND BACKLOG


                  Because of heavy retail demand for toy products during the Christmas season, the toy industry is highly seasonal in nature. Consistent with the fact that a disproportionate share of receivables is created late in the year and consistent with U.S. toy industry practices, receivables from a significant portion of domestic sales are not collected until the final weeks of the fourth quarter and the first quarter of the succeeding year, which creates a substantial demand for working capital on a seasonal basis.


        Orders in the U.S. toy industry are generally cancelable until shipped. Therefore, the Company believes that backlog may not be an accurate indicator of the Company's future sales.

COMPETITION


                  The toy industry is highly competitive. The Company competes with several larger domestic and foreign toy companies, such as Hasbro, Mattel, Tyco, Bandai and Playmates, and many smaller companies in the design and development of new toys, the procurement of licenses, the improvement and expansion of previously introduced products and product lines, and the marketing and distribution of its products. Some of these companies have longer operating histories, broader product lines and greater financial resources and advertising budgets than the Company. In addition, it is common in the toy industry for companies to market products which are similar to products being successfully marketed by competitors. The Company believes that the strength of its management team, the quality of its products, its relationships with inventors, designers and licensors, its distribution channels and its overhead and operational controls allow the Company to compete effectively in the marketplace. See "Business-Research and Development" and "Business-Distribution and Sales."


GOVERNMENT REGULATIONS


                  The Company is subject to the provisions of, among other laws, the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act. These laws empower the CPSC to protect consumers from hazardous toys and other articles. The CPSC has the authority to exclude from the market articles which are found to be hazardous and can require a manufacturer to recall such products under certain circumstances. Similar laws exist in some states and cities in the United States and in Canada and Europe. Products are also designed and tested to meet or exceed ASTM F963, the Standard Consumer Safety Specification on Toy Safety. The Company emphasizes the safety and reliability of its products and has established a strong quality assurance and control program to meet the Company's objective of delivering high-quality, safe products.


EMPLOYEES


                  As of December 31, 1995, the Company had 224 employees; 125 in the United States and 99 in the Far East. This compares to 239 total employees at December 31, 1994; 108 in the United States and 131 in the Far East. Nine of the Company's employees, some of which are employed only on a seasonal basis, are subject to a collective bargaining agreement which expires May 31, 1998. The Company believes that its labor relations are satisfactory.


PROPERTIES


                  The Company's principal executive offices are located at 500 Forbes Boulevard, South San Francisco, California, where the Company owns a building with approximately 136,000 square feet. The Company occupies approximately 33,000 square feet of office space and leases the remaining 103,000 square feet of warehouse space to third parties. The Company also has 125,000 square feet of warehouse space at Union City, California, under a lease which expires in 1997, with rights to renew for an additional five-year term. The Company has a showroom, consisting of approximately 17,200 square feet, which is located at 1107 Broadway, New York, New York, under a lease that expires in 2006, and office and warehouse space in Hong Kong consisting of approximately 30,000 square feet under leases which expire at varying dates through 1998. The Company's properties will be expanded as necessary to support future growth levels in the Company's business.

                                 MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

                  The executive officers and members of the Board of the Company and their respective positions are as follows:




NAME                               AGE   POSITION
-----                             -----  --------

Mark D. Goldman                     45   President, Chief Executive Officer
                                         and Director
William G. Catron                   50   Executive Vice President, General
                                         Counsel, Chief Administrative Officer
                                         and Secretary
Loren Hildebrand                    56   Executive Vice President, Sales
Ronald Hirschfeld                   45   Executive Vice President, International
                                         Sales and Marketing
Gary J. Niles                       56   Executive Vice President, Marketing
                                         and Product Acquisition
Louis R. Novak                      47   Executive Vice President and Chief
                                         Operating Officer
William B. Towne                    51   Executive Vice President, Finance and
                                         Chief Financial Officer
John C. Beuttell                    48   Senior Vice President, Marketing-Male
                                         Action
H. Alan Gaudie                      55   Senior Vice President, Finance and
                                         Assistant Secretary
Ronnie Soong                        49   Managing Director of Galco
                                         International Toys, N.V
Terrell (Mark) Taylor               54   Senior Vice President, Preliminary
                                         Design
Andrew J. Cavanaugh                 49   Director
Paul A. Gliebe, Jr                  61   Director
Scott R. Heldfond                   50   Director
Hoffer Kaback                       46   Director
Roger Kowalsky                      61   Director
S. Lee Kling                        66   Director
Martin Nussbaum                     48   Director
George Riordan                      62   Director

          Mark D. Goldman, a Director of the Company, has served as President and Chief Executive Officer of the Company since June 1991. From 1987 to 1991, Mr. Goldman served as Executive Vice President and Chief Operating Officer. Prior to 1987, Mr. Goldman served in various executive capacities at Ages Entertainment Software, Inc. (formerly Sega Enterprises, Inc.) and Mattel, Inc.

          William G. Catron has served as Executive Vice President, General Counsel and Chief Administrative Officer since May 1992. From 1985 to 1992, Mr. Catron was Senior Vice President, Assistant General Counsel for Paramount Pictures Corporation. Prior to 1985, Mr. Catron served in various executive capacities at Ages Entertainment Software, Inc. (formerly Sega Enterprises, Inc.) and Mattel, Inc.

          Loren Hildebrand has served as Executive Vice President, Sales since April 1994. From 1992 to 1994 he was President of Creative Consultants. From 1989 to 1992, Mr. Hildebrand was Executive Vice President and a partner in Toy Soldiers, Inc., a start-up company. Prior to 1989, Mr. Hildebrand was a consultant for Worlds of Wonder and Executive Vice President, Sales, Merchandising and Distribution for Mattel, Inc.

          Ronald Hirschfeld has served as Executive Vice President, International Sales and Marketing since February 1994. From 1989 to 1994, Mr. Hirschfeld served as Senior Vice President, International Sales and Marketing. Prior to 1989, Mr. Hirschfeld served as Senior Vice President, International Operations from 1987 to 1989 and has held various positions with the Company since 1978.

          Gary J. Niles has served as Executive Vice President, Marketing and Product Acquisition since February 1992. From 1989 to 1992, Mr. Niles served as Senior Vice President, International Division. Before joining the Company, Mr. Niles was an executive with U.A.C., Ltd., a division of Universal Matchbox, Revell Incorporated and Ages Entertainment Software, Inc. (formerly Sega Enterprises, Inc.)


          Louis R. Novak has served as Executive Vice President and Chief Operating Officer since February 1992. From 1989 to 1992, Mr. Novak served as Senior Vice President, Operations. From 1986 to 1989 he was Senior Vice President, Worldwide Product Operations for Coleco Industries,
Inc. Prior to 1986, Mr. Novak was an executive with All American Gourmet Company, Inc., a manufacturer of frozen food products, and for Mattel, Inc.


          William B. Towne has served as Executive Vice President, Finance and Chief Financial Officer since March 1995. From 1990 to 1995, Mr. Towne served as Executive Vice President, Chief Financial Officer for Forstmann & Co, Inc. From 1982 to 1990, Mr. Towne worked for Tambrands, Inc. where he rose from Manager of Forecast and Planning to Chief Financial Officer of their International Divisions.


          John C. Beuttell has served as Senior Vice President, Marketing - Male Action since February 1996. Prior to undertaking his current position, Mr. Beuttell held a senior management position at YES Entertainment. Before joining YES Entertainment, Mr. Beuttell held several senior management positions, including the following: Vice President of Sales and Marketing for a toy company called TSR, President of Matchbox Toys-USA, Vice President of International for Atari Video Games and Director of Marketing for Mattel, Barbie Division.

           H. Alan Gaudie has served as Senior Vice President, Finance since April 1992. From 1985 to 1992, Mr. Gaudie served as Corporate Controller, Vice President, Senior Vice President and acting Chief Financial Officer.

           Ronnie  Soong  has  served  as  Managing   Director  of  Galco
International Toys, N.V., a wholly-owned subsidiary of the Company ("Galco"), since May 1995. From April 1993 to 1995, Mr. Soong served as General Manager of Galco. From 1989 to 1993, Mr. Soong was General Manager of Zindart Industrial Co., Ltd. Prior to 1989, Mr. Soong was the General Manager of Buddy L (HK) Ltd. and an executive with the Ertl Company in Taiwan.


           Terrell (Mark) Taylor has served as Senior Vice President, Preliminary Design since November 1995. From 1988 to 1995, Mr. Taylor served as Senior Vice President, Product Design for Mattel, Inc. From 1987 to 1988, Mr. Taylor served as Vice President with Entertech/LJN Toys. Prior to 1987, Mr. Taylor served in various executive capacities at Playmates Toys, Tomy Toys, and Mattel, Inc. In addition, Mr. Taylor was a principal partner with Taylor/Salari Design.


           Andrew J. Cavanaugh, a Director of the Company, serves as a Senior Vice President--Corporate Human Resources of Estee Lauder Inc. Mr. Cavanaugh has been affiliated with Estee Lauder in an executive capacity since 1988. Prior to undertaking his current position, Mr. Cavanaugh served as a Senior Consultant with Coopers and Lybrand, New York City, from 1986 through 1988, and Senior Vice President--Administration of Paramount Pictures Corporation from 1984 through 1986.

          Paul A. Gliebe, Jr., a Director of the Company, has been a Vice President of Smith Barney Shearson Inc. since 1982. Smith Barney Shearson Inc. has provided investment-related services to the Company in the past and during the current fiscal year.

          Scott R. Heldfond, a Director of the Company, has served as President and Chief Executive Officer of the Real Estate/Investment Division of Rollins Hudig Hall (the successor entity to DSI Insurance Services), an insurance brokerage firm ("RHH"), since 1985. The Company has retained the services of RHH in the past and during the current fiscal year. See "Certain Transactions."

          Hoffer Kaback, a Director of the Company, has served as the President of Gloucester Capital Corporation, an investment firm, since 1980 and has been a General Partner of Bosworth Partners, an investment partnership, since 1986. Mr. Kaback serves on the Boards of Directors of Biotechnology General Corp. and Sunshine Mining and Refining Company.

          Roger Kowalsky, a Director of the Company, served from 1983 to 1986 as Senior Vice President, Finance & Administration for Yale Materials Handling Corporation. Prior to such time, from 1969 to 1982, Mr. Kowalsky worked at Pullman Inc., rising to Executive Vice President, Finance & Administration and President of Pullman Trailmobile, a subsidiary of Pullman Inc. Since 1989, Mr. Kowalsky has served as Director of the Vermont Studio Center, an organization dedicated to visual artists and writers located in northern Vermont. From 1986 to 1989, Mr. Kowalsky was retired.

           S. Lee Kling, a Director of the Company, has served since 1991 as Chairman of the Board of Kling Rechter & Company, a merchant banking company which operates in partnership with Barclays Bank PLC. Mr. Kling served as Chairman of the Board of Landmark Bancshares Corporation, a bank holding company in St. Louis, Missouri ("Landmark"), until December 1991 when Landmark merged with Magna Group, Inc. Mr. Kling had served in such capacity with Landmark since 1974 and had also served as Chief Executive Officer of Landmark from 1974 through October 1990 except for the period from May 1978 to January 1979 when he served as Assistant Special Counselor on Inflation for the White House and Deputy for Ambassador Robert S. Strauss. Mr. Kling serves on the Boards of Directors of Magna Group, Inc., Falcon Products, Co., Bernard Chaus Inc., E-Systems, Inc., Top Air
Manufacturing, Inc., National Beverage Corp. and Hanover Direct, Inc.


          Martin Nussbaum, a Director of the Company, has been a partner of the law firm of Shereff, Friedman, Hoffman & Goodman, LLP since 1976. Mr. Nussbaum has served as Chairman of the Executive Committee of the Company's Board of Directors since June 1991. The Company has retained Shereff, Friedman, Hoffman & Goodman, LLP in the past and during the current fiscal year. See "Certain Transactions."

          George Riordan, a Director of the Company, has served as the Managing Partner of George Riordan & Co., an investment banking firm, since 1991. From 1989 to 1991, Mr. Riordan served as a Managing Director of Dean Witter Reynolds. Mr. Riordan serves on the Boards of Directors of the Macneal- Schwendler Corp. and Pancho's Mexican Buffet, Inc.

COMMITTEES OF THE BOARD OF DIRECTORS

            The Board of Directors has an Executive Committee, an Audit Committee, a Nominating Committee, a Finance Committee, a Compensation Committee and a Public Responsibility Committee.

            The Executive Committee is composed of Martin Nussbaum, Andrew J. Cavanaugh, Mark Goldman and Scott R. Heldfond. The Executive Committee has the authority to act in place of the Board on all matters which would otherwise come before the Board except for such matters which are required by law or by the Company's Certificate of Incorporation or By-Laws to be acted upon exclusively by the Board.


            The Audit Committee is composed of Roger Kowalsky, Scott R. Heldfond, Hoffer Kaback and S. Lee Kling. The Audit Committee is responsible for reviewing the Company's financial statements, recommending the appointment of the Company's independent auditors and reviewing the overall scope of the audit.

            The Nominating Committee is composed of Martin Nussbaum, Andrew J. Cavanaugh and Roger Kowalsky. The Nominating Committee is responsible for nominating persons for election as directors of the Company.

            The Compensation Committee is composed of Andrew J. Cavanaugh, Scott
R. Heldfond and Martin Nussbaum. The Compensation Committee is responsible for reviewing the compensation arrangements relating to senior officers of the Company and administering and making recommendations to the Board regarding the bonus plans for the senior officers of the Company. The Compensation Committee also administers the Company's Amended and Restated 1984 Employee Stock Option Plan, the 1994 Senior Management Stock Option Plan and the 1995 Non-Employee Directors' Stock Option Plan.

            The Finance Committee is composed of Mark Goldman, Martin Nussbaum, Roger Kowalsky and S. Lee Kling. The Finance Committee is responsible for monitoring the Company's financial condition and reviewing its credit and other financing arrangements.

            The Public Responsibility Committee is composed of Paul A. Gliebe, Jr., Mark Goldman, S. Lee Kling and George Riordan. The Public Responsibility Committee is responsible for reviewing the operations of the Company regarding product safety, environmental and corporate governance issues.

                             EXECUTIVE COMPENSATION


                  The following table summarizes the compensation paid by the Company and its subsidiaries, as well as certain other compensation paid or accrued, to the Chief Executive Officer of the Company and the other four most highly compensated executive officers of the Company who earned in excess of $100,000 for the Company's fiscal years ended December 31, 1993, 1994 and 1995 (each person appearing in the table is referred to as a "Named Executive"):


SUMMARY COMPENSATION TABLE (1)



                                                                                                             LONG-TERM
                                                         ANNUAL COMPENSATION                               COMPENSATION
                                          ---------------------------------------------------            ------------------
                                                                                     OTHER
                                                                                     ANNUAL                          ALL OTHER
         NAME AND PRINCIPAL                         SALARY          BONUS           COMPEN-                           COMPEN-
              POSITION                  YEAR         ($)             ($)           SATION($)        OPTIONS(#)       SATION($)
              --------                  ----         ----           -----          ---------        ----------       ---------

Mark D. Goldman                            1995        400,000         750,000                 0          200,000        3,980(3)
   President and Chief                     1994        400,000         600,000                 0          229,630(2)     3,760(3)
   Executive Officer                       1993        319,500               0                 0           29,630        3,540(3)
Gary J. Niles                              1995        300,000         360,000                 0                0        1,440(5)
   Executive Vice President,               1994        261,055         316,800                 0          157,870(4)     1,440(5)
   Marketing and Product                   1993        212,623               0                 0           20,370        1,440(5)
   Acquisition
Louis R. Novak                             1995        272,803         334,567                 0                0          870(7)
   Executive Vice President                1994        261,055         316,800                 0          157,870(6)       870(7)
   and Chief Operating                     1993        256,797               0                 0           20,370          510(7)
   Officer
Loren Hildebrand                           1995        230,063         282,150                 0                0        2,250(9)
   Executive Vice President,               1994        159,375         275,000(8)              0          100,000          840(9)
   Sales
William G. Catron                          1995        236,729         217,745                 0                0         870(13)
   Executive Vice President,               1994        226,535         206,640                 0           86,111(12)     870(13)
   General Counsel,                        1993        214,813          25,000(10)        27,429(11)       11,111         870(13)
   Chief Administrative
   Officer and Secretary




(1) Other than as provided in this table, there were no other transactions among the Named Executives and the Company which are required to be reported in this table.

(2) Represents 229,630 options granted pursuant to the 1994 Senior Management Stock Option Plan (the "1994 Plan"). Does not include 129,311 shares of Common Stock granted in connection with the termination of the 1992 Plan.

(3) This amount represents $3,980 in premiums paid by the Company with respect to term life insurance in 1995, $3,760 in premiums paid by the Company with respect to term life insurance in 1994 and $3,540 in premiums paid by the Company with respect to term life insurance in 1993.


(4) Represents 157,870 options granted pursuant to the 1994 Plan. Does not include 88,900 shares of Common Stock granted in connection with the termination of the 1992 Plan.


(5) This amount represents $1,440 in premiums paid by the Company with respect to term life insurance in each of 1993, 1994 and 1995.


(6) Represents 157,870 options granted pursuant to the 1994 Plan. Does not include 88,900 shares of Common Stock granted in connection with the termination of the 1992 Plan.


(7) This amount represents $870 in premiums paid by the Company with respect to term life insurance in each of 1994 and 1995 and $510 in premiums paid by the Company with respect to term life insurance in 1993.


(8) This amount includes a $50,000 bonus paid to the Named Executive in connection with the Named Executive's hiring.


(9) This amount represents $2,250 in premiums paid by the Company with respect to term life insurance in 1995 and $840 in premiums paid by the Company with respect to term life insurance in 1994.


(10) This amount represents a bonus paid to the Named Executive in connection with the Named Executive's hiring.


(11) This amount includes an automobile allowance (which is provided to all senior officers of the Company) paid by the Company in 1993 in the amount of $14,400 and fees paid by the Company to the Company's accountants in the amount of $7,700 in 1993 in connection with the Named Executive's hiring.


(12) Represents 86,111 options granted pursuant to the 1994 Senior Management Stock Option Plan. Does not include 48,491 shares of Common Stock granted in connection with the termination of the 1992 Plan.


(13) This amount represents $870 in premiums paid by the Company with respect to term life insurance in each of 1993, 1994 and 1995.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee are set forth under "Management--Committees of the Board of Directors" and their relationship with the Company is set forth under "Management--Executive Officers and Directors."

OPTION GRANTS IN LAST FISCAL YEAR


                  The following table sets forth certain information regarding options granted to the Named Executives during the Company's 1995 fiscal year:



                                                 INDIVIDUAL GRANTS
                           -----------------------------------------------------------
                            SHARES OF       % OF TOTAL
                             COMMON          OPTIONS                                       Potential Realized Value at Assumed
                              STOCK         GRANTED TO                                         Annual Rates of Stock Price
                           UNDERLYING      EMPLOYEES IN     EXERCISE                           Appreciation for Option Term
                             OPTIONS       FISCAL YEAR       PRICE       EXPIRATION      ----------------------------------------
NAME                       GRANTED(#)      (OF 320,000)      ($/sh)         DATE            5%($)(2)          10%($)(3)
----                       ----------      ------------      ------         ----            --------          ---------
Mark D. Goldman.........      200,000(1)      62.5%             6.125 m    4/18/05            770,396          1,952,335
Gary J. Niles ..........               0       N/A                 N/A       N/A                  N/A                N/A
Louis R. Novak .........               0       N/A                 N/A       N/A                  N/A                N/A
Loren Hildebrand........               0       N/A                 N/A       N/A                  N/A                N/A

William G. Catron.......               0       N/A                 N/A       N/A                  N/A                N/A


---------------
(1) Options granted under the Amended and Restated 1984 Employee Stock Option Plan.
(2) The projected stock price would be $9.98 per share.
(3) The projected stock price would be $15.89 per share.


                  Without the prior consent of the Company, the Named Executives may not sell or otherwise transfer the shares of Common Stock acquired upon the exercise of any option listed in the above table for seven months following the date that a participant exercises such option. If at any time during the first six months of such seven-month period, the optionee ceases to be an employee of the Company, the Company will have the right to repurchase, at the exercise price therefor, the shares of Common Stock which the optionee had acquired upon such option exercise. Unexercised options will automatically terminate on the date that an optionee ceases to serve as an employee of the Company unless such termination of the optionee's employment with the Company results from the his or her retirement, death or disability.

                  The Company does not currently grant stock appreciation rights.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES


                  The following table sets forth information with respect to the options exercised by the Named Executives during the 1995 fiscal year and the unexercised options held by the Named Executives as of the end of the Company's 1995 fiscal year.




                                                                 NUMBER OF SECURITIES                    VALUE OF UNEXERCISED
                                                                 UNDERLYING UNEXERCISED                  IN-THE-MONEY OPTIONS
                          SHARES                            OPTIONS AT FISCAL YEAR END (#)             AT FISCAL YEAR-END($)(1)
                       ACQUIRED ON         VALUE            -------------------------------            ------------------------
NAME                   EXERCISE (#)     REALIZED($)            EXERCISABLE UNEXERCISABLE               EXERCISABLE UNEXERCISABLE
----                   ------------     -----------            ----------- -------------               ----------- -------------
Mark D. Goldman.......         0                0             244,754            209,876               823,074          1,152,159
Gary J. Niles.........     2,500            7,500             156,080              6,790               442,320             18,673
Louis R. Novak........         0                0             151,080              6,790               415,470             18,673
Loren Hildebrand......         0                0              50,000             50,000               300,000            300,000
William G. Catron.....         0                0              82,408              3,703               226,622             10,183


(1) The closing sales price of the Common Stock on the New York Stock Exchange on December 31, 1995 was $11.75 per share.


STOCK OPTION PLANS


                  In 1984, the Board of Directors of the Company (the "Board") adopted, and the stockholders approved, the 1984 Employee Stock Option Plan of the Company (the "1984 Plan"). The 1984 Plan was developed to provide an incentive to officers and employees of the Company by making available to them an opportunity to acquire a proprietary interest or to increase their proprietary interest in the Company. In 1994, the 1984 Plan was amended and restated (the "Amended 1984 Plan") to extend the 1984 Plan until April 20, 2004 and to increase the aggregate number of shares available under the 1984 Plan. Under the Amended 1984 Plan, the Compensation Committee is authorized to grant options to officers and employees of the Company and certain of its subsidiaries for up to an aggregate of 1,589,997 shares of Common Stock. The maximum term of options granted under the Amended 1984 Plan is ten years. As of March 1, 1996, the Company has granted options to purchase 1,361,468 shares to officers and employees of the Company under the Amended 1984 Plan. The Amended 1984 Plan is construed, interpreted and administered by the Compensation Committee and the terms of exercise of specific options are determined by the Board.


                  In 1994, the Company terminated the 1992 Plan and adopted the 1994 Plan. The 1992 Plan was adopted as a one-time grant of options for 800,000 shares of Common Stock that vest over a three year period to certain members of senior management of the Company. Under the 1994 Plan, each holder of options under the 1992 Plan was granted new options at a fixed exercise price equal to the fair market value of the Common Stock on the date of grant and also issued shares of Common Stock in order to compensate such holder for forfeiting his or her existing gain under such canceled option, measured by the difference between the market price and the exercise price of the options on the date on which the options were canceled. The maximum term of options granted under the 1994 Plan is ten years. Options granted under the 1994 Plan are to be non-qualified stock options under the Internal Revenue Code of 1986, as amended (the "Code").


                  The Company adopted the 1995 Non-Employee Directors' Stock Option Plan (the "1995 Plan") in June 1995. The 1995 Plan was developed to attract, retain and motivate non-employee directors and to encourage non-employee directors to acquire an equity interest or increase their stock ownership in the Company. Under the 1995 Plan, the Compensation Committee is authorized to grant options to non-employee directors for up to 160,000 shares of the Company's Common Stock. The maximum term of options granted under the 1995 Plan is ten years. Options granted are to be non-qualified stock options under the Code. Under the 1995 Plan, non-employee directors are automatically granted an option to purchase 2,000 shares of Common Stock on January 1 of each calendar year. Options were also granted on July 1, 1995. As of March 1, 1996, the Compensation Committee has granted options to purchase 32,000 shares of Common Stock under the 1995 Plan. The 1995 Plan is construed, interpreted and administered by the Compensation Committee.


SEVERANCE AGREEMENTS WITH MANAGEMENT

                  On October 27, 1994, the Company entered into a severance agreement (the "Severance Agreement") with Mark Goldman, effective as of July 13, 1994. The Severance Agreement sets forth severance benefits which are payable if Mr. Goldman's employment is terminated for various reasons, including termination by him of his employment following a change in control of the Company, as follows (the "Severance Payment"):

                  (i) If Mr. Goldman is terminated without cause (as defined in the Severance Agreement) prior to a Change in Control (as defined in the Severance Agreement), or if Mr. Goldman terminates his employment for good reason (as defined in the Severance Agreement) prior to a Change in Control, the Severance Agreement provides that the Company shall pay to Mr. Goldman a lump sum payment equal to (a) two times Mr. Goldman's annualized current base compensation and (b) the greater of (1) two times the greater of (x) the incentive compensation bonus (excluding stock options or shares issued pursuant to a stock option, restricted stock or similar plan or long-term incentive bonuses) paid to Mr. Goldman for the previous year's performance or (y) the incentive compensation bonus (excluding stock options or shares issued pursuant to a stock option, restricted stock or similar plan or long-term incentive bonuses) that would be payable to Mr. Goldman if performance relative to plan for the current year was the same as performance relative to plan year-to-date (such performance is to be measured by the ratio of year-to-date actual performance divided by year-to-date plan performance; the index(es) of performance shall be the same as the most recent annual cash incentive compensation plan approved by the Board of Directors) (the amount equal to the greater of the amounts described in clauses (x) and (y) shall be hereinafter referred to as the "Annual Bonus"); or (2) five hundred thousand dollars ($500,000).

                  (ii) If Mr. Goldman is terminated by the Company within twenty-four (24) months following a Change in Control (as defined in the Severance Agreement), or if Mr. Goldman terminates his employment for good reason (as defined in the Severance Agreement) within twenty-four (24) months following a Change in Control, the Severance Agreement provides that the Company shall pay to Mr. Goldman a lump sum payment equal to (a) three times Mr. Goldman's annualized current base compensation, (b) the greater of (1) three times the Annual Bonus or (2) five hundred thousand dollars ($500,000) and (c) three times the car allowance in effect for Mr. Goldman at the time of termination and a lump sum amount equal to three times the insurance and maintenance cost incurred for said vehicle during Mr. Goldman's last full year of employment with the Corporation. Furthermore, the Severance Agreement provides that the Company shall continue to provide Mr. Goldman with certain fringe benefits for a period of three years following the date of Mr. Goldman's termination, subject to mitigation by Mr. Goldman.

                  (iii) If Mr. Goldman is terminated for cause, or if Mr. Goldman terminates his employment other than for good reason (as defined in the Severance Agreement), the Severance Agreement provides that the Company must pay to Mr. Goldman his unpaid compensation for services prior to termination and the value of any accrued unused vacation pay to the date of termination.

The maximum Severance Payment that the Company would have been required to make under the Severance Agreement if such amount became payable in fiscal 1994 was approximately $3,059,883.

                  Mr. Goldman is employed by the Company as its President and Chief Executive Officer without an employment agreement. The Company has purchased a life insurance policy in a $2,000,000 face amount for Mr. Goldman who designated the beneficiary of such insurance policy.

                  All of the Executive Vice Presidents (six) of the Company have entered into a letter agreement with the Company which provides, among other things, that if the executive is terminated other than for cause the executive is entitled to continue to receive his salary and certain benefits (excluding bonus) for a period of up to twelve (12) months. These severance payments may be reduced in the event that the executive commences regular full-time employment during such period. In addition, if there is a change in control and the executive's employment is terminated or the executive resigns under certain circumstances, the executive shall instead receive a lump sum payment equal to a multiple of such executive's salary, bonus and certain benefits, plus the continuation of certain benefits for a specified period of time. None of the Named Executives has an employment agreement with the Company.

DIRECTOR COMPENSATION

                  Directors who are not full-time employees of the Company receive an annual fee of $15,000 plus $500 for each meeting of the Board or any committee thereof attended by such director. In addition, non-employee directors are automatically granted an option to purchase 2,000 shares of Common Stock on January 1 of each year under the 1995 Non-Employee Directors' Stock Option Plan adopted June 20, 1995. Options were also granted on July 1, 1995. See "Executive Compensation--Stock Option Plans." All directors are reimbursed by the Company for out-of-pocket expenses incurred by them as directors of the Company.

                  As compensation for Mr. Nussbaum's service as Chairman of the Executive Committee of the Board of Directors, and in lieu of an annual director's fee, Mr. Nussbaum received a fee of $15,000 per month from 1991 through September 1993 and $10,000 per month from October 1993 through March 1995. Commencing in April 1995, Mr. Nussbaum has been paid the annual director's fee and meeting fees described above.

                             PRINCIPAL STOCKHOLDERS


                  The following table sets forth certain information as of March 1, 1996, with respect to the Common Stock of the Company beneficially owned by
(a) each director of the Company, (b) all persons known by the Company to be the beneficial owner of more than 5% of the Common Stock of the Company, (c) the Named Executives and (d) all executive officers and directors of the Company as a group.


                                                             PERCENT OF COMMON
NAME OF BENEFICIAL OWNER               NUMBER OF SHARES (1)  STOCK OWNERSHIP (1)
------------------------              --------------------   -------------------
FMR Corp. (2) ...........................   1,060,937                 10.0%
Cowen & Company (3) .....................     899,500                  8.9%
The Capital Group Companies, Inc. (4) ...     550,000                  5.4%
College Retirement Equities Fund (5) ....     541,500                  5.4%
Dimensional Fund Advisors, Inc. (6) .....     517,400                  5.1%
William G. Catron (7) ...................     124,137                  1.2%
Andrew J. Cavanaugh (8) .................       5,700                   *
Paul A. Gliebe, Jr. (8) .................       6,350                   *
Mark D. Goldman (9) .....................     659,041                  6.2%
Scott R. Heldfond (8) ...................       7,450                   *
Loren Hildebrand (10) ...................     100,000                   *
Hoffer Kaback (8) .......................       4,000                   *
S. Lee Kling (8) ........................       9,000                   *
Roger Kowalsky (8) ......................       7,000                   *
Gary J. Niles (11) ......................     197,634                  1.9%
Louis R. Novak (12) .....................     192,770                  1.9%
Martin Nussbaum (13) ....................      11,473                   *
George Riordan (8) ......................       5,000                   *
All executive officers and directors as a
group (consisting of 28 persons) (14) ...   1,629,354                 14.4%


-----------------------
*  Less than 1%.

     (1) This table identifies persons having sole voting and/or investment power with respect to the shares of Common Stock set forth opposite their names as of March 1, 1996, according to the information furnished to the Company by each of them. A person is deemed to be the beneficial owner of shares of Common Stock that can be acquired by such person within 60 days from the date of this Prospectus upon the conversion of convertible securities or the exercise of warrants or options. Percentage of Beneficial Ownership is based on a total of 10,101,241 shares of Common Stock outstanding and assumes in each case that the person only, or group only, exercised his rights to purchase all shares of Common Stock underlying convertible securities, options or warrants.

     (2) Address is 82 Devonshire Street, Boston, Massachusetts 02109. As set forth in Amendment No. 6 to Schedule 13D filed February 20, 1996 filed with the Securities and Exchange Commission (the "Commission"). Includes 545,337 shares of Common Stock issuable upon conversion of Preferred Shares representing shares of $17.00 Preferred Stock, based on a conversion price of 1.185 shares of Common Stock per Preferred Share.

     (3) Address is Financial Square, New York, New York 10005-3597. As set forth in a Schedule 13G dated February 13, 1996 filed with the Commission.

     (4) Address is 333 South Hope Street, Los Angeles, California 90071. As set forth in a joint Schedule 13G dated February 9, 1996 filed by The Capital Group Companies, Inc. ("CGC"), Capital Research and Management Company ("CRMC") and SMALLCAP World Fund, Inc. ("SMALLCAP") with the Commission, CRMC, a registered investment adviser and a subsidiary of CGC, is deemed to have beneficial ownership of these shares of Common Stock, which shares are held by SMALLCAP, for which CRMC serves as investment adviser. CGC and CRMC disclaim beneficial ownership of all such shares.

     (5) Address is 730 Third Avenue, New York, New York 10017. As set forth in a Schedule 13G dated February 8, 1994 filed with the Commission.

     (6) Address is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. As set forth in a Schedule 13G dated February 7, 1996 filed with the Commission, Dimensional Fund Advisors, Inc. ("DFA"), a registered investment adviser, is deemed to have beneficial ownership of these shares of Common Stock, all of which shares are held in portfolios of DFA Investment Dimensions Group, Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, for all of which DFA serves as investment manager. DFA disclaims beneficial ownership of all such shares.

(7)       Includes options to purchase 86,111 shares of Common Stock.

(8)       Includes options to purchase 4,000 shares of Common Stock.

(9)       Includes options to purchase 454,630 shares of Common Stock.

(10)      Includes options to purchase 100,000 shares of Common Stock.

(11)      Includes options to purchase 157,870 shares of Common Stock.

(12)      Includes options to purchase 157,870 shares of Common Stock.

(13) Includes (i) options to purchase 4,000 shares of Common Stock and (ii) 2,473 shares of Common Stock which are issuable upon exercise of a warrant which was issued to Shereff, Friedman, Hoffman & Goodman, LLP on December 11, 1991 in connection with Mr. Nussbaum's service as Chairman of the Executive Committee of the Board of Directors. Mr. Nussbaum disclaims beneficial ownership of the other shares of Common Stock issuable upon exercise of the warrant.

(14) Includes an aggregate of options to purchase 1,252,092 shares of Common Stock and 2,473 shares which may be acquired pursuant to the exercise of a warrant.

                              SELLING STOCKHOLDERS

                  The following table provides certain information with respect to the shares of Common Stock beneficially owned by each Selling Stockholder. The shares of Common Stock offered by this Prospectus may be offered from time to time in whole or in part by the persons named below or by their transferees, as to whom applicable information will be set forth in a prospectus supplement to the extent required.





                                                           NUMBER OF                                  SHARES OF
                                                             SHARES              SHARES OF          COMMON STOCK
                                                           OF COMMON           COMMON STOCK         AFTER GIVING
                                                          STOCK OWNED           OFFERED FOR            EFFECT
                                                         PRIOR TO THIS         SALE IN THIS        TO PROPOSED SALE
NAME AND ADDRESS OF BENEFICIAL OWNER (1)                  OFFERING (2)           OFFERING          IN THIS OFFERING
----------------------------------------                  ------------           ---------         ----------------
Gerald Adler (3)                                                      953                953                      0
Adrienne Partners, L.P. (4)                                         7,559              7,559                      0
Chesapeake Partners Institutional Fund Limited                     19,438             19,438                      0
   Partnership (5)
Chesapeake Partners International Ltd. (5)                         18,358             18,358                      0
Chesapeake Partners Limited Partnership (5)                       259,179            259,179                      0
Davos Partners, L.P. (4)                                           42,116             42,116                      0
Joseph F. Donley (3)                                                1,082              1,082                      0
Forest Fulcrum Fund (6)                                           107,991            107,991                      0
Estate of Stanley J. Friedman (3)                                   1,726              1,726                      0
Gerard Klauer Mattison & Co., LLC (7)                             150,000            150,000                      0
Joel H. Goldberg (3)                                                1,545              1,545                      0
Richard A. Goldberg (3)                                             1,167              1,167                      0
Lawrence G. Goodman (3)                                             1,365              1,365                      0
Michael A. Green (3)                                                1,120              1,120                      0
Don D. Grubman (3)                                                    747                747                      0
Harvest Partners L.P. (8)                                         137,688            137,688                      0
Highbridge Capital Corporation (9)                                121,490            121,490                      0
Jeffry S. Hoffman (3)                                               1,365              1,365                      0
HPB Associates, L.P. (10)                                         161,987            161,987                      0
Robert J. Jossen (3)                                                1,545              1,545                      0
Andrew J. Levander (3)                                              1,545              1,545                      0
Andrew J. Levinson (3)                                                902                902                      0
Jeffrey Lowin (3)                                                   1,030              1,030                      0
Margery K. Neale (3)                                                  876                876                      0
James H. Nix (3)                                                    1,041              1,041                      0
Paloma Securities L.P. (11)                                       215,982            215,982                      0
Quasar International Partners, C.V. (4)                            58,315             58,315                      0



                                                           NUMBER OF                                SHARES OF
                                                             SHARES            SHARES OF          COMMON STOCK
                                                           OF COMMON         COMMON STOCK         AFTER GIVING
                                                          STOCK OWNED         OFFERED FOR            EFFECT
                                                         PRIOR TO THIS       SALE IN THIS        TO PROPOSED SALE
NAME AND ADDRESS OF BENEFICIAL OWNER (1)                  OFFERING (2)         OFFERING          IN THIS OFFERING
----------------------------------------                  ------------         ---------         ----------------
Quasar International Partners, C.V. (8)                            91,792             91,792                      0
Michael J. Shapiro (3)                                              1,082              1,082                      0
Source One Mortgage Services Corporation (12)                     107,991            107,991                      0
The Boston Co. (13)                                                53,995             53,995                      0
The Crown Fund (14)                                                53,995             53,995                      0
The Crown Investment Fund (14)                                     53,995             53,995                      0
Gregory Todd (3)                                                      773                773                      0
Richard D. Weinberg (3)                                             1,545              1,545                      0
Charles I. Weissman (3)                                             1,118              1,118                      0
                                                              -----------        -----------             ----------
                  Total                                         1,684,398          1,684,398                      0



(1) Except as set forth in the footnotes below, there are no material relationships between any of the Selling Stockholders and the Company.

(2) Includes shares of Common Stock issuable upon conversion of the Debentures or upon exercise of the Warrants.
(3) Address is c/o Shereff, Friedman, Hoffman & Goodman, LLP, 919 Third Avenue, New York, New York 10022. The Company has retained the legal services of Shereff, Friedman, Hoffman & Goodman, LLP in recent years.
     See "Certain Transactions."
(4)  Address is c/o D. Nolan Management Co., Inc., 245 Park Avenue, New
     York, New York 10167.
(5)  Address is c/o Goldman Sachs, 85 Broad Street, New York, New York
     10004.
(6) Address is c/o Forest Investment Management, 53 Forest Avenue, Old Greenwich, Connecticut 06870.
(7) Address is 529 Fifth Avenue, New York, New York 10017. The Company has retained the financial advisory services of Gerard Klauer Mattison & Co., LLC in recent years.
     See "Certain Transactions."
(8)  Address is 885 Second Avenue, New York, New York 10017.
(9)  Address is 767 Fifth Avenue, New York, New York 10153.
(10) Address is 888 Seventh Avenue, New York, New York 10106.
(11) Address is Two American Lane, Greenwich, Connecticut 06836-2571.
(12) Address is 777 Westchester Avenue, White Plains, New York 10604.
(13) Address is One Boston Place, Boston, Massachusetts 02018.
(14) Address is 222 North LaSalle Street, Chicago, Illinois 60601.

                  Each Selling Stockholder is registering the number of shares of Common Stock set forth opposite its name above. Because the Selling Stockholders may offer all or some part of the shares of Common Stock which they hold pursuant to this Prospectus and because this Offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of shares of Common Stock to be offered for sale by the Selling Stockholders nor the amount of shares of Common Stock that will be held by the Selling Stockholders upon termination of this Offering. See "Plan of Distribution." To the extent required, the specific number of shares of Common Stock to be sold by a

Selling Stockholder in connection with a particular offer will be set forth in an accompanying supplement to this Prospectus.


                              PLAN OF DISTRIBUTION

                  The Selling Stockholders may sell the Common Stock underlying the Debentures and Warrants from time to time.

                  The shares of Common Stock being sold hereby may be offered to purchasers directly by any of the Selling Stockholders or through underwriters, brokers, dealers or agents from time to time in one or more transactions (i) in the over-the-counter market, (ii) other than in the over-the-counter market or
(iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or in settlement of short sales of the shares of Common Stock. Any of such transactions may be at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Stockholders or by agreement between the Selling Stockholders and such underwriters, brokers, dealers or agents or purchasers if the Selling Stockholders effect such transaction by selling shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers, or agents receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of securities for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transaction involved). The Selling Stockholders and any dealers or agents that participate in the distribution of the shares of Common Stock offered hereby may be deemed to be underwriters, and any profit on the sale of such securities by them and any discounts, commissions, or concessions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

                  The shares of Common Stock may be sold pursuant to this Prospectus or pursuant to an available exemption from the registration requirements of the Securities Act, such as the provisions of Rule 144 promulgated under the Securities Act, to the extent applicable. Under the securities laws of certain states, the shares of Common Stock offered hereby may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares of Common Stock may not be sold unless the securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available with.

                  The Company will pay substantially all of the expenses incident to this Offering, other than commissions and fees and fees of others employed by a Selling Stockholder, including attorneys' fees. Under agreements entered into with the Company, certain of the Selling Stockholders and any broker-dealer they may utilize will be indemnified by the Company against certain civil liabilities, including liabilities under the Securities Act. The Company will not receive any of the proceeds from the sale of any of the securities in this Offering by the Selling Stockholders.

                  Each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 106-2 and 10b-7, which provisions may limit the timing of purchases and sales of any of the securities by the Selling

Stockholders. All of the foregoing may affect the marketability of the shares of Common Stock offered hereby.

                              CERTAIN TRANSACTIONS


                  The Company has retained the legal services of Shereff, Friedman, Hoffman & Goodman, LLP in recent years. One of the Company's directors is a partner of Shereff, Friedman, Hoffman & Goodman, LLP. Several partners and former partners of Shereff, Friedman, Hoffman & Goodman, LLP are Selling Stockholders. The total amount of fees paid to Shereff, Friedman, Hoffman & Goodman, LLP in 1995 and 1994 were approximately $0.3 million and $0.4 million, respectively, exclusive of the director's fees paid to Mr. Nussbaum, a partner in the firm of Shereff, Friedman, Hoffman & Goodman, LLP, as compensation for his service as Chairman of the Executive Committee of the Board of Directors. See "Executive Compensation--Director Compensation."

                  The Company has retained the financial advisory services of Gerard Klauer Mattison & Co., LLC in recent years. Gerard Klauer Mattison & Co., LLC is a Selling Stockholder. The total amount of fees paid to Gerard Klauer Mattison & Co., LLC in 1994 was approximately $15,000. No fees were paid to Gerard Klauer Mattison & Co., LLC in 1995.

                  The Company has retained the insurance brokerage services of RHH in recent years. One of the Company's directors is the President and Chief Executive Officer of Rollins Real Estate/Investment, a division of RHH. The total amount of insurance premiums paid to RHH in 1995 and 1994 were approximately $1.3 million and $1.4 million, respectively.



                          DESCRIPTION OF CAPITAL STOCK


                  The Company has an authorized capital of 50,000,000 shares of Common Stock, and 1,000,000 shares of preferred stock, par value $1.00 per share. As of March 1, 1996, 10,101,241 shares of Common Stock were outstanding, held of record by approximately 1,500 persons and 1,839,500 Preferred Shares representing 183,950 shares of $17.00 Preferred Stock were outstanding, held of record by approximately 400 persons. On February 28, 1996, the Company commenced the Exchange Offer for the Preferred Shares. See "Summary--Recent Developments."



COMMON STOCK

                  The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors, other than the election of two directors by the holders of the $17.00 Preferred Stock. See "Description of Capital Stock--Preferred Stock." Except as otherwise required by law or provided in any resolution adopted by the Board with respect to any series of preferred stock of the Company, the holders of Common Stock exclusively possess all voting power. Subject to any preferential rights of any outstanding series of preferred stock of the Company, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board from funds available for distribution to such holders. No holder of Common Stock has any preemptive right to subscribe to any securities of the Company of any kind or class or any cumulative voting rights.

PREFERRED STOCK


                  The Certificate authorizes the issuance of 1,000,000 shares of preferred stock, in one or more series and having such rights, including voting, conversion and redemption rights, and such preferences, including dividend and liquidation preferences, as may be fixed by the Board, without any further action by the stockholders of the Company. The Board issued 183,950 shares of $17.00 Preferred Stock. In addition, the Board may from time to time, without the consent of the holders of the $17.00 preferred stock, create and issue one or more classes of other preferred stock, which may be junior or on a parity in rank to the $17.00 Preferred Stock and may, among other things, be convertible into shares of Common Stock. The terms of the $17.00 Preferred Stock and related Preferred Shares are summarized below:


$17.00 Preferred Stock

General

                  The following description of terms of the $17.00 Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations of the $17.00 Preferred Stock. A copy of the Certificate of Designations may be obtained by any holder of Preferred Shares at no cost, by written request to the Company.

Dividends


                  The holders of $17.00 Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available therefor, cash dividends at an annual rate of $17.00 per share. Dividends are payable quarterly, on January 1, April 1, July 1 and October 1 of each year, as of January 1, 1990, to the holders of record at the close of business on the record dates (within 45 days of the dividend payment dates) specified by the Board at the times such dividends are declared. Dividends will be cumulative from the date of issuance of the $17.00 Preferred Stock. Accrued but unpaid dividends will not bear interest.




                  The $17.00 Preferred Stock has priority as to dividends over the Common Stock and any other series or class of the Company's stock hereafter issued which ranks junior to the $17.00 Preferred Stock as to dividends. No dividends may be declared or paid or funds set apart for payment by the Company on the Common Stock or any other of the Company's stock ranking junior to the $17.00 Preferred Stock with respect to dividend rights (except dividends paid in shares of stock ranking junior to the $17.00 Preferred Stock as to dividends), unless prior to or concurrently with such declaration, payments, setting apart, as the case may be, all accrued and unpaid dividends on shares of the $17.00 Preferred Stock have been declared and paid.

Conversion Rights

                  Each share of the $17.00 Preferred Stock is convertible, at the option of the holder thereof, at any time, into shares of Common Stock at a conversion price of $16.875 per share of Common Stock. For purposes of conversion, each share of $17.00 Preferred Stock shall be valued at $200.00 per share, which shall be divided by the then current conversion price to determine the number of shares of Common

Stock issuable upon conversion. No payment or adjustment will be made on account of accrued dividends upon conversion of the $17.00 Preferred Stock. Holders of shares of $17.00 Preferred Stock which are converted into shares of Common Stock will be treated for all purposes, including the determination of stockholders entitled to receive dividends on such $17.00 Preferred Stock or to receive notice of and to vote at any meeting of stockholders, as holders of record of Common Stock rather than $17.00 Preferred Stock as of the date of conversion. The conversion price is subject to adjustment upon the occurrence of certain events. The Company may at any time reduce the conversion price.

Liquidation Preference

                  Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of the $17.00 Preferred Stock will be entitled to receive, out of assets of the Company available for distribution to its stockholders, an amount in cash equal to $200.00 for each share of $17.00 Preferred Stock outstanding, plus any accrued and unpaid dividends to the date of final distribution, before any distribution is made to holders of Common Stock or any other shares of capital stock ranking junior to the $17.00 Preferred Stock in respect of distributions upon liquidation, dissolution or winding up.

Voting Rights

                  The holders of the $17.00 Preferred Stock have no voting rights except as described below or as required by Delaware law. In exercising any of the voting rights described below, each outstanding share of $17.00 Preferred Stock will be entitled to one vote.

                  Whenever dividends on the $17.00 Preferred Stock or on any other stock ranking pari passu as to dividends with the $17.00 Preferred Stock ("Parity Dividend Stock") have not been paid in an aggregate amount equal to at least six quarterly dividends on such shares (whether or not consecutive), the number of directors of the Company will be increased by two (or by the greater number described below) and the holders of the $17.00 Preferred Stock voting separately as a class with the holders of such Parity Dividend Stock, if so provided by the terms of such stock, will be entitled to elect such two additional directors or such greater number of directors which would result in such holders electing at least 20% of the Company's Board of Directors at any meeting of stockholders of the Company at which directors are to be elected during the period such dividends remain in arrears. Such voting right will terminate when all such dividends accrued and in default on the $17.00 Preferred Stock have been paid in full. The term of office of all directors so elected will terminate immediately upon such payment. Whenever the foregoing right to elect directors shall be exercised and subsequently terminated upon payment of dividends in arrears, such right shall again accrue if the Company subsequently fails to pay dividends on the $17.00 Preferred Stock or any other Parity Dividend Stock in an amount equal to at least six quarterly dividends (whether or not consecutive).




                  The Board determined not to declare and pay the quarterly dividend of $0.425 per Preferred Share payable July 1, 1992, which dividend has accumulated. Since the Company has failed to pay dividends on the $17.00 Preferred Stock for six or more quarterly payment periods, pursuant to the voting provisions described above, the holders of the $17.00 Preferred Stock elected two directors to the Board.

Optional Redemption by the Company

                  The $17.00 Preferred Stock is redeemable, in whole or in part, at the option of the Company, at the redemption prices per share set forth in the Certificate of Designations, plus accrued and unpaid dividends to the date fixed for redemption. Unless full cumulative dividends on all outstanding shares of $17.00 Preferred Stock have been or contemporaneously are declared and paid for all past dividend periods, the Company may not (i) redeem fewer than all shares of the $17.00 Preferred Stock without the affirmative vote or consent of the holders of at least a majority of the outstanding shares of the $17.00 Preferred Stock voting as a class or (ii) purchase or otherwise acquire (except by redemption as set forth above) fewer than all shares of the $17.00 Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of the $17.00 Preferred Stock.

Change in Control Option

                  At any time following the occurrence of a Change in Control (as defined in the Certificate of Designations) which occurs prior to October 1, 2014, each holder of $17.00 Preferred Stock shall have the right, at the holder's option, to cause the Company to exchange all or a portion or such holder's $17.00 Preferred Stock on the date that is 35 business days (subject to extension) after the Change in Control has occurred (the "Reset Exchange Date"), for a principal amount of the Company's Subordinated Debentures due October 1, 2014 equal to the liquidation preference of the $17.00 Preferred Stock so exchanged plus a cash payment of accrued and unpaid dividends, if any, to the Reset Exchange Date.

Exchange for Convertible Debentures

                  The entire issue of $17.00 Preferred Stock is exchangeable at the option of the Company, in whole but not in part, on any dividend payment date through October 1, 2014, into the Company's 8 1/2% Convertible Subordinated Debentures due October 1, 2014 (the "Convertible Debentures"). The Convertible Debentures will be unsecured, subordinated general obligations of the Company, limited to an aggregate principal amount equal to the aggregate liquidation value (excluding accrued and unpaid dividends payable upon such exchange) of the $17.00 Preferred Stock for which the Convertible Debentures are exchanged, and will mature on October 1, 2014. Holders of the $17.00 Preferred Stock will be entitled to receive $200.00 principal amount of the Convertible Debentures in exchange for each share of $17.00 Preferred Stock held by them at the time of exchange and a cash payment of accrued and unpaid dividends to the date of exchange.

Restricted Payments

                  So long as any shares of $17.00 Preferred Stock are outstanding, the Company will not (i) declare or pay any dividend or make any distribution in respect of its Common Stock or any other class of capital stock of the Company ranking junior to the $17.00 Preferred Stock (other than a dividend or distribution payable in shares of Common Stock or other capital stock of the Company which is junior to the $17.00 Preferred Stock or rights, warrants or options to purchase Common Stock or such other capital stock) or
(ii) make any payment on account of the purchase, redemption or other acquisition or retirement of any Common Stock or any other class of capital stock of the Company ranking junior to the $17.00 Preferred Stock or rights, options or warrants to purchase Common Stock or any other class of capital stock of the Company ranking junior to the $17.00 Preferred Stock or permit any subsidiary to do so (other than payments made in shares of Common Stock or capital stock of the Company ranking junior to the $17.00 Preferred Stock or payments made in rights, warrants or options to purchase Common Stock or such other capital stock) if, after giving effect to (i) and (ii) above, the aggregate amount of all such dividends, distributions and payments (the amount of any such non-cash payments to be determined by the Board, whose determination shall be conclusive) declared or made after the issuance of the $17.00 Preferred Stock exceeds the sum of (a) the aggregate net proceeds, including the fair market value of non-cash property (as determined by the Board, whose determination shall be conclusive) received by the Company from the issuance or sale after March 31, 1989 of shares of its capital stock (excluding the shares of $17.00 Preferred Stock) or of rights, warrants or options to purchase or acquire any such capital stock, plus (b) the aggregate amount of any indebtedness of the Company which is converted into shares of capital stock subsequent to March 31, 1989 (other than conversion of Convertible Debentures), plus (c) 50% of the Consolidated Net Income of the Company measured on a cumulative basis subsequent to March 31, 1989 plus (d) in the case of any purchase, redemption or other acquisition or retirement referred to in (ii) above, $10,000,000 (such $10,000,000 being hereinafter referred to as the "Minimum Additional Repurchase Basket") subject to adjustment as set forth in the next sentence. An amount equal to the aggregate amount of all net after tax gains realized from the sale of assets not in the ordinary course of the Company's business shall accrue and be added to the Minimum Additional Repurchase Basket at the annual rate of 20% of such realized net gains in each of the first five years commencing with the fiscal year in which such assets were sold; provided, however, that the Company may not effect any acquisition referred to in (ii) above from the amounts added to the Minimum Additional Repurchase Basket as provided in this sentence if, after giving effect to such acquisition, the common equity of the Company is less than $31,066,000. The foregoing provisions shall not prevent (1) the payment of any dividend within 60 days after the date of declaration thereof if at the time of declaration the declaration complied with the provisions described above or (2) the retirement of any shares of any class of the Company's capital stock in exchange for (including any such exchange pursuant to which cash in an aggregate amount of less than $100,000 is paid in lieu of fractional shares) or out of the substantially concurrent sale of, other shares of its capital stock, and no such retirement or the proceeds of any such sale or exchange shall be included in the computation described above. "Consolidated Net Income" shall mean 100% of the consolidated net income (exclusive of the gains on the sale of assets not in the ordinary course of business) minus 100% of the consolidated net loss of the Company and its subsidiaries from continuing operations as determined in accordance with generally accepted accounting principles.


Transfer Agent


                  Chemical Mellon Shareholder Services, L.L.C., 85 Challenger Road, Ridgefield Park, New Jersey, is the transfer agent for the $17.00 Preferred Stock.


Preferred Shares


                  Each Preferred Share represents 1/10th of a share of $17.00 Preferred Stock deposited under the Deposit Agreement (the "Deposit Agreement") among the Company, the Depositary and the holders from time to time of the depositary receipts issued thereunder, evidencing the Preferred Shares. Subject to the terms of the Deposit Agreement, each owner of a Preferred Share is entitled, proportionally, to all of the rights and preferences of the $17.00 Preferred Stock (including dividend, conversion, redemption, exchange, liquidation and voting rights) contained in the Certificate and the Certificate of

Designations and summarized under "Description of Securities--Preferred Stock--$17.00 Preferred Stock." The Preferred Shares are not a separate class of stock of the Company.


CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

General

                  In 1987, the Company reincorporated in Delaware. In connection with the reincorporation, the Certificate and By-Laws were amended. The Certificate and the By-Laws of the Company contain several provisions that will make difficult the acquisition of control of the Company by means of a tender offer, open market purchases, proxy fight or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

                  Set forth below is a summary of certain provisions in the Certificate and the By-Laws. The description is intended as a summary only and is qualified in its entirety by reference to the Certificate and the By-Laws.

Board of Directors

                  The Certificate and the By-Laws provide for a Board divided into three classes of directors serving staggered three-year terms. With respect to the present Board, the term of the first class of directors will expire at the 1997 annual meeting of stockholders, the term of the second class of directors will expire at the 1996 annual meeting of stockholders and the term of the third class of directors will expire at the 1998 annual meeting of stockholders. The Certificate and the By-Laws provide that the number of directors will be fixed from time to time exclusively by the Board, and a majority of the Board then in office may fill any vacancies on the Board. These rights would be subject to the voting rights of holders of the $17.00 Preferred Stock or any other issue of preferred stock of the Company. The Certificate also provides that, subject to the rights of the holders of preferred stock of the Company, directors may be removed only for cause and only by the affirmative vote of holders of at least 80% of the voting power of the Company ("Voting Stock"), voting together as a single class.

Stockholder Actions and Special Meetings

                  The Certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The Certificate and the By-Laws provide that, subject to the rights of holders of any series of preferred stock, special meetings of stockholders can be called only by the Board, the Chairman of the Board, the President of the Company or a committee of the Board whose power and authority include the power to call such a meeting or at the request of a majority of the Board. Subject to the rights of holders of any series of preferred stock, stockholders are not permitted to call a special meeting or to require that the Board call a special meeting of stockholders.

                  The By-Laws establish an advance notice procedure with regard to business introduced by a stockholder to be brought before an annual meeting of stockholders of the Company which is not specified in the notice of annual meeting. In addition, pursuant to the Certificate, the By-Laws establish an advance notice procedure with regard to nominations for the election of directors by a stockholder.

                  The Certificate requires the vote of not less than 80% of the Voting Stock to approve certain business combinations with any person which beneficially owns at least 25% or more of the outstanding Voting Stock of the Company (a "Related Person") unless (1) the directors of the Company by a two-thirds vote of all directors in office have approved in advance the acquisition of Voting Stock that caused the Related Person to become a Related Person or have approved the business combination or (2) such Related Person has been a Related Person for at least three years prior to the business combination.

Amendment of Certain Provisions of the Certificate and By-Laws


                  Subject to the voting rights of holders of the $17.00 Preferred Stock or any other issue of preferred stock of the Company, the Certificate and the By-Laws contain provisions requiring the affirmative vote of the holders of at least 80% of the Voting Stock to amend certain provisions of the Certificate and certain provisions of the By-Laws relating to the classified board, fixing the number of directors, removal of directors, filling vacancies on the Board, requiring that any stockholder action be taken only at an annual or special meeting of stockholders and prohibiting the calling of special meetings by stockholders.


Section 203 of the Delaware General Corporation Law

                  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date such person became an interested stockholder unless: (i) the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction which makes it an interested stockholder (excluding certain employee stock option plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is (x) the owner of 15% or more of the outstanding voting stock of the corporation or (y) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Directors' Liability

                  The Certificate contains provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty (other than breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit) and (ii) indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore , unenforceable. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

TRANSFER AGENT AND REGISTRAR


                  Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York is the transfer agent and registrar for the Common Stock.



                                  LEGAL MATTERS


     The validity, authorization and issuance of the Common Stock offered hereby will be passed upon for the Company by Shereff, Friedman, Hoffman & Goodman, LLP, New York, New York. Mr. Nussbaum, a director of the Company, is a partner in the firm of Shereff, Friedman, Hoffman & Goodman, LLP. Mr. Nussbaum beneficially owns 9,473 shares of Common Stock of the Company. Certain partners and former partners of Shereff, Friedman, Hoffman & Goodman, LLP, other than Mr. Nussbaum, are Selling Stockholders in this Offering. See "Selling Stockholders."



                                     EXPERTS


                  The consolidated financial statements as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



                              AVAILABLE INFORMATION

                  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith, files reports, proxy statements and other information with the Commission. These reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024 of the Commission's office at 450 Fifth Street N.W., Washington, D.C. 20549, and at its regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and at Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange and copies of reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

                  The Company has filed with the Commission a Registration Statement on Form S-1 and schedules and exhibits thereto under the Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement, or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit to the Registration Statement, reference is made to the copy of such contract, agreement or document filed as an exhibit to the Registration Statement for more complete description of the matter involved, and each such statement be deemed qualified in its entirety by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto.

Index to Financial Statements:


Financial Statements                                          Page
--------------------                                          ----

Report of Independent Accountants                             F-2

Consolidated Financial Statements:

Consolidated Balance Sheets - December 31, 1995
and December 31, 1994                                         F-3

Consolidated Statements of Operations for the years
ended December 31, 1995, 1994 and 1993                        F-4

Consolidated  Statements of Changes in Shareholders'
Equity for the years ended
December 31, 1995, 1994 and 1993                              F-5

Consolidated Statements of Cash Flows for the years
ended December 31, 1995, 1994 and 1993                        F-6

Notes to Consolidated Financial Statements            F-7 to F-21

Financial Statements Schedules                                Page
------------------------------                                ----

Schedule VIII--Valuation and Qualifying Accounts
and Reserves for the years ended December 31, 1995,
1994 and 1993                                                 S-1

Schedule X--Supplementary Income Statement
Information for the years ended December 31, 1995,
1994 and 1993                                                 S-2

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Lewis Galoob Toys, Inc.


In our opinion, the consolidated financial statements listed in the accompanying Index to Financial Statements present fairly, in all material respects, the financial position of Lewis Galoob Toys, Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP



San Francisco, California
February 8, 1996   (except as to Note R, which is as of February 12, 1996)

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                          (in thousands, except shares)

                                                                December 31,
                                                                ------------
                                                                1995      1994
                                                                ----      ----
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents ..........................    $   2,030 $   2,225
   Accounts receivable, net ...........................       68,402    57,883
   Inventories ........................................       17,491    16,824
   Tooling and related costs ..........................        8,311     8,379
   Prepaid expenses and other assets ..................       10,348     5,492
                                                           --------- ---------
       TOTAL CURRENT ASSETS ...........................      106,582    90,803
LAND, BUILDING AND EQUIPMENT, NET .....................        8,913     8,400
OTHER ASSETS ..........................................        4,589     1,563
                                                           --------- ---------
                                                           $ 120,084 $ 100,766
                                                           ========= =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Notes payable ......................................    $  15,071 $   6,971
   Accounts payable ...................................       17,141    14,973
   Accrued expenses ...................................       14,547    14,939
   Income taxes payable ...............................          731       499
   Current portion of long-term debt ..................        4,422       202
                                                           --------- ---------
       TOTAL CURRENT LIABILITIES ......................    $  51,912 $  37,584
LONG-TERM DEBT ........................................       14,000    18,414
SHAREHOLDERS' EQUITY:
   Preferred stock
      Authorized 1,000,000 shares
      Issued and outstanding 183,950 shares of $17
       Convertible Exchangeable Preferred Stock at
       $200 liquidation value per share                      36,790    36,790
   Common Stock, par value $.01 per share
      Authorized 50,000,000 shares
      Issued and outstanding 10,089,961 shares in 1995 and
      10,055,089 shares in 1994 .......................          101       101
   Additional paid-in capital .........................       31,579    31,506
   Retained earnings (deficit) ........................      (13,851)  (23,182)
   Cumulative translation adjustment ..................         (447)     (447)
                                                           --------- ---------
       TOTAL SHAREHOLDERS' EQUITY .....................       54,172    44,768
                                                           --------- ---------
                                                           $ 120,084 $ 100,766
                                                           ========= =========


The accompanying notes are an integral part of these Consolidated Financial Statements.

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)


                                                  Years ended December 31,
                                                  ------------------------
                                               1995        1994          1993
                                             --------    ---------    ----------
Net revenues ...........................    $220,044    $ 178,792  $   134,334
Costs of products sold .................     132,061      104,592       82,875
                                            -------    ---------    -----------
Gross margin ...........................      87,983       74,200       51,459
                                            --------    ---------    -----------
Operating expenses:
   Advertising and promotion ...........      31,240       30,616       23,537
   Other selling and administrative ....      35,868       26,974       25,640
   Research and  development ...........       7,886        7,288        7,451
   Variable stock option plan expense ..        --           --          4,046
                                             -------    ---------    -----------
Total operating expenses ...............      74,994       64,878       60,674
                                             -------    ---------    -----------
Earnings (loss) from operations ........      12,989        9,322       (9,215)
Net proceeds from Nintendo award .......        --         12,124         --
Interest expense .......................      (3,429)      (2,609)      (1,836)
Other income, net ......................         439          365          136
                                            ---------    ---------    ----------
Earnings (loss) before income taxes ....       9,999       19,202      (10,915)
Provision for income taxes .............         600          778            9
                                            --------    ---------    -----------
Net earnings (loss) ....................       9,399       18,424      (10,924)
Preferred stock dividends in arrears ...       3,127        3,127        3,127
                                            --------    ---------    -----------
Net earnings (loss) applicable to
     common shares ....................     $  6,272   $   15,297    $ (14,051)
                                           =========    =========    ===========
Common shares and common share
     equivalents outstanding -average ..      10,451       10,111        9,548
Net earnings (loss) per common share:
     Primary ...........................    $   0.60   $     1.51    $   (1.47)
    Fully Diluted ......................        0.60         1.41        (1.47)


The accompanying notes are an integral part of these Consolidated Financial Statements.

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                          (in thousands, except shares)


                                                  Preferred Stock             Common Stock
                                                --------------------      -------------------
                                          Shares             Amts         Shares          Amts
                                         ------              ----         ------         -------
Balance at 12/31/92                         183,950      $ 36,790     9,472,057         $   95

Net loss                                       --            --            --             --
Common stock issued                            --            --          89,800              1
Warrants issued                                --            --            --             --
Common stock received in exchange
    for shares issued and cancelled            --            --          (2,500)          --
Cumulative translation adj. and other          --            --            --             --
                                        -----------   -----------   -----------    -----------
Balance at 12/31/93                         183,950        36,790     9,559,357             96

Net earnings                                   --            --            --             --
Common stock issued, net                       --            --          47,000              1
Termination of 1992 Plan                       --            --         449,732              4
Common stock received in exchange              --
   for shares issued and cancelled             --            --          (1,000)          --
Cumulative translation adj. and other          --            --            --             --
                                        -----------   -----------   -----------    -----------
Balance at 12/31/94                         183,950        36,790    10,055,089            101

Net earnings                                   --            --            --             --
Common stock issued, net                       --            --          58,751           --
Common stock received in exchange for
   shares issued and cancelled                 --            --         (11,202)          --
Reclamation of shares                          --            --         (12,677)          --
                                        -----------   -----------   -----------    -----------
Balance at 12/31/95                         183,950     $  36,790    10,089,961    $       101
                                        ===========   ===========   ===========    ===========


                                         (RESTUBBED TABLE)

                                            Additional     Retained     Cumulative
                                              Paid-In      Earnings     Translation
                                             Capital       (Deficit)     Adjustment         Total
                                              -------       -------      ----------         -----
Balance at 12/31/92                     $    26,425      $ (30,652)      $   (412)   $    32,246
Net loss                                       --          (10,924)          --          (10,924)
Common stock issued                             343           --             --              344
Warrants issued                                 525           --             --              525
Common stock received in exchange
    for shares issued and cancelled            --              (20)          --              (20)
Cumulative translation adj. and other          --             --               (9)            (9)
                                        -----------    -----------    -----------    -----------
Balance at 12/31/93                          27,293        (41,596)          (421)        22,162

Net earnings                                   --           18,424           --           18,424
Common stock issued, net                        161           --             --              162
Termination of 1992 Plan                      4,042           --             --            4,046
Common stock received in exchange
   for shares issued and cancelled               10            (10)          --             --
Cumulative translation adj. and other          --             --              (26)           (26)
                                        -----------    -----------    -----------    -----------
Balance at 12/31/94                          31,506        (23,182)          (447)        44,768

Net earnings                                   --            9,399           --            9,399
Common stock issued, net                        228           --             --              228
Common stock received in exchange for
   shares issued and cancelled                 (155)           (68)          --             (223)
Reclamation of shares                          --             --             --             --
                                        -----------    -----------    -----------    -----------
Balance at 12/31/95                     $    31,579    $   (13,851)   $      (447)   $    54,172
                                        ===========    ===========    ===========    ===========



The accompanying notes are an integral part of these Consolidated Financial Statements.

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (in thousands, except shares)

                                                   Years ended December 31,
                                             1995        1994      1993
                                             ----        ----      ----
CASH FLOW FROM OPERATING ACTIVITIES:
    Net earnings (loss) ................   $  9,399    $ 18,424    $(10,924)
    Adjustments to reconcile net earnings
          (loss) to net cash used in
          operating activities:
          Depreciation .................        528         628         682
          Variable stock option plan accrual   --          --         4,046
          Changes in assets and liabilities:
            Accounts receivable ........    (10,519)    (24,500)      2,523
            Inventories ................       (667)     (3,845)        691
            Tooling and related costs ..         68      (3,359)     (2,212)
            Prepaid expenses and other
             current assets ............     (4,856)      1,849         285
            Accounts payable ...........      2,168       4,140       1,449
            Accrued expenses ...........       (392)         67      (3,002)
            Income taxes payable .......        232         217        (549)
            Other assets ...............     (3,026)       (168)       (437)
                                           --------    --------    --------
          Net cash (used in) provided by
           operating activities ........     (7,065)     (6,547)     (7,448)
                                           --------    --------    --------
CASH FLOW FROM INVESTING ACTIVITIES:
    Investment in land, building and
      equipment, net ...................     (1,041)       (466)        (82)
                                           --------    --------    --------
        Net cash (used in) provided by
         investing activities ..........     (1,041)       (466)        (82)
                                           --------    --------    --------
CASH FLOW FROM FINANCING ACTIVITIES:
    Net borrowings (repayments) under
       notes payable ..................       8,100       6,971      (5,698)
    Borrowings under long-term debt
       agreement ......................        --          --        14,000
    Repayments under long-term debt
       agreements .....................        (194)       (194)       (191)
    Proceeds from issuance of common
      stock, net ......................           5         162         324
    Other, net ........................        --           (26)         (9)
                                           --------    --------    --------
        Net cash provided by (used in)
          financing activities ........       7,911       6,913       8,426
                                           --------    --------    --------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS .........................        (195)       (100)        896
CASH AND CASH EQUIVALENTS AT  BEGINNING
  OF YEAR .............................       2,225       2,325       1,429
                                           --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF YEAR   $  2,030    $  2,225    $  2,325
                                           ========    ========    ========

  Supplemental disclosure of non-cash activity:
        In 1994, the Company issued 449,732 shares of common stock in connection with the termination of the 1992 Senior Management Stock Option Plan. (See Note O)

  Supplemental disclosure of cash flow information:

    Cash paid for interest .............   $  3,050    $  2,656    $  1,604
    Cash paid for income taxes .........   $    390    $    822    $    574

The accompanying notes are an integral part of these Consolidated Financial Statements.

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years ended December 31, 1995, 1994 and 1993


NOTE A - Summary of Significant Accounting Policies

Organization and Business

The Company has been engaged in business since 1957 and was originally incorporated in California on November 6, 1968 and reincorporated in Delaware on August 28, 1987. The Company is engaged in the design, development, marketing and distribution of high quality toys worldwide. The Company's products are primarily manufactured in the People's Republic of China ("China").

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, principally Galco International Toys, N.V. ("Galco"). All significant intercompany accounts have been eliminated in consolidation. Certain amounts in the financial statements of prior years have been reclassified to conform with the current year's presentation.

Revenue Recognition

The Company records a transaction as a sale when inventory is shipped to the customer and title passes. The Company provides for returns using a percentage of gross sales, based on historical experience.

Foreign Currency Translation

The financial statements of Galco have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation. All asset and liability accounts have been translated using rates of exchange in effect at the balance sheet date. Revenues and expenses are translated at the weighted average of exchange rates in effect during the year. Gains or losses from foreign currency translation adjustments are charged or credited directly to a separate component of shareholders' equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist primarily of marketable securities with original maturities of less than ninety days.

Concentration of Credit Risk

Accounts receivable primarily represent balances due from customers. The Company performs credit evaluations of each of its customers and maintains allowances for potential credit losses. Such losses have generally been within management's expectations.

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                  Years ended December 31, 1995, 1994 and 1993


Inventories

Inventories are stated at lower of cost (first-in, first-out) or market.

Tooling and Related Costs

Costs incurred for tooling and package design are deferred and amortized over the life of the products, which range from one to two years.

Prepaid Expenses

Prepaid expenses include costs such as those incurred in the creation of television commercials which are deferred and amortized over their lives which is estimated to be one year or the period the commercial is used, if shorter. On January 1, 1995, the Company implemented SOP 93-7 "Reporting on Advertising Costs." Implementation of the new standard had no material impact on the financial statements. Prepaid expenses also include prepaid insurance, prepaid samples, prepaid advertising media, and royalty advances.

Land, Building and Equipment

Land, building and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Amortization of leasehold improvements is provided using the straight-line method over the estimated useful lives of the assets, or the term of the applicable lease, whichever is less. Estimated useful lives are 35 years for building and building improvements, 1 to 12 years for leasehold improvements, 5 years for office furniture, fixtures and equipment (including computer equipment), and 3 to 6 years for vehicles.

For the year ended December 31, 1995, the Company implemented SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets". Implementation of SFAS No. 121 has been determined to have no material impact on the financial statements.

Income Taxes

In 1993, the Company retroactively adopted SFAS 109, "Accounting for Income Taxes". SFAS 109 prescribes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Previously, the Company used the SFAS 96 asset and liability approach that gave no recognition to future events other than the recovery of assets and settlement of liabilities at their carrying amounts. Adoption of SFAS 109 did not have a material effect on the financial statements.

Earnings Per Share

Primary earnings per share is based on the net earnings (loss) applicable to common shares, after providing for the dividends in arrears on the preferred stock, for the year divided by the weighted average number of common and common equivalent shares outstanding. Primary earnings per share for the years ended December 31, 1995 and 1994 have been adjusted by common equivalent shares resulting from the assumed

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                  Years ended December 31, 1995, 1994 and 1993


exercise of common stock options and stock warrants. Primary earnings per share for the year ended 1993 has not been adjusted by common equivalent shares since the effect would be anti-dilutive. Fully diluted earnings per share for the year ended 1994 includes the effect of the assumed conversion of the $17 Convertible Exchangeable Preferred Stock and the 8% Convertible Subordinated Debentures into common stock. Fully diluted earnings per share for the years ended December 31, 1995 and 1993 were the same as primary earnings per share since the effect of the assumed conversion is anti-dilutive.

Recent Accounting Pronouncement

In 1995, the FASB issued a new standard, SFAS No. 123, "Accounting for Stock-Based Compensation", which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar equity instruments under APB Opinion 25, "Accounting for Stock Issued to Employees". Entities that continue to account for stock options using APB Opinion 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. The Company has not determined which method it will follow in the future. The Company will be required to adopt the new standard for the year ending December 31, 1996.

NOTE B - Accounts Receivable, Net

                                                   (in thousands)
                                                      December 31,
                                                      ------------
                                                  1995        1994
                                                  ----        ----
Trade receivables ...........................   $ 76,834    $ 65,757
Provisions for:
   Advertising allowances ...................     (5,800)     (2,900)
   Return of defective goods ................       (700)       (900)
   Markdowns and discounts ..................     (2,975)     (3,400)
   Doubtful accounts ........................       (507)       (897)
                                                --------    --------
        Net trade receivables ...............     66,852      57,660
Other receivables ...........................      1,550         223
                                                --------    --------
                                                $ 68,402    $ 57,883
                                                ========    ========


NOTE C - Inventories

                                                    (in thousands)
                                                     December 31,
                                                     ------------
                                                    1995        1994
                                                --------    --------
Finished goods ..............................   $ 17,023    $ 15,596
Raw materials and parts .....................        468       1,228
                                                --------    --------
                                                $ 17,491    $ 16,824
                                                ========    ========

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                  Years ended December 31, 1995, 1994 and 1993




NOTE D - Land, Building and Equipment, Net

                                                 (in thousands)
                                                  December 31,
                                                  ------------
                                                  1995      1994
                                               -------   -------
Land and building ..........................   $ 9,567   $ 9,564
Office furniture, fixtures and
 equipment .................................     4,646     4,360
Leasehold improvements .....................     1,267       787
Vehicles ...................................       104       104
                                               -------   -------
                                                15,584    14,815
Less accumulated depreciation ..............     6,671     6,415
                                               -------   -------
                                               $ 8,913   $ 8,400
                                               =======   =======

NOTE E - Notes Payable

On March 31, 1995, the Company entered into an amended and restated loan and security agreement (the "New Agreement") with Congress Financial Corporation (Central) (the "Lender"). The New Agreement extends through March 31, 1997 and provides a line of credit of $40 million, with provision to increase the line to $60 million at the option of the Company. Borrowing availability is determined by a formula based on qualified assets. The interest is at prime rate plus 1%. In consideration for entering into the New Agreement, the Company paid a $100,000 fee; additional fees will be paid if the Company exercises its option to increase the line. The Company has also agreed to pay an unused line fee of 0.25% and certain management fees. The New Agreement provides that the preferred dividend payment may not be made without the prior consent of the Lender. The deferred loan fee is included in other assets and is being amortized using a straight-line method over the term of the loan.

The maximum outstanding borrowings, average outstanding balances and weighted average rates of interest for notes payable were as follows:


                                                 (in thousands)
                                               1995        1994
                                               ----        ----

Maximum outstanding at month end ..........   $30,235    $18,209

Average outstanding amount during the year     14,211      4,184
Weighted average interest rate for the year      10.4%      11.2%

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                  Years ended December 31, 1995, 1994 and 1993



NOTE F - Income Taxes

Earnings (loss) before income taxes and the provision for income taxes are as follows:

                                               (in thousands)
                                           Years ended December 31,
                                           -----------------------
                                            1995     1994       1993
                                           ----      ----       ----
Earnings (loss) before income taxes:
     Domestic ......................   $  9,288   $ 18,861    $(10,806)
     Foreign .......................        711        341        (109)
                                       --------   --------    --------
                                       $  9,999   $ 19,202    $(10,915)
                                       ========   ========    ========
Provision for income taxes:
Current:
     Federal .......................   $    187   $    490    $   --
     State .........................        278        201        --
     Foreign .......................        135         87           9
                                       --------   --------    --------
                                            600        778           9
Deferred:
     Federal .......................       --         --          --
     State .........................       --         --          --
     Foreign .......................       --         --          --
                                       --------   --------    --------
                                       $    600   $    778    $      9
                                       ========   ========    ========

Deferred tax liabilities (assets) consist of the following:

                                                   (in thousands)
                                             Years ended December 31,
                                             ------------------------
                                               1995    1994        1993
                                               ----    ----        ----

Prepaid expenses ......................   $  2,475    $  1,586    $  2,065
Other temporary differences ...........        766         705         647
                                          --------    --------    --------

Gross deferred tax liabilities ........      3,241       2,291       2,712
                                          --------    --------    --------

Accrued expenses ......................       (613)       (939)     (1,377)
Defectives provision ..................       (245)       (315)       (560)
Other temporary differences ...........     (3,244)     (2,970)     (1,936)

Net operating loss carryforwards ......     (2,567)     (4,037)    (11,128)
Research and development tax credit ...       (765)       (765)       (765)
carryforward
Other .................................     (1,027)       (944)       (765)
                                          --------    --------    --------
Gross deferred tax assets .............     (8,461)     (9,970)    (16,531)
                                          --------    --------    --------
Deferred tax assets valuation allowance      5,220       7,679      13,819
                                          --------    --------    --------
                                          $     -           -           -
                                           ========    ========    ========

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                  Years ended December 31, 1995, 1994 and 1993


A deferred tax valuation allowance has been recorded for the net operating loss carryforwards and other credits which may not be utilized. The net change in the valuation allowance for deferred tax assets was an increase (decrease) of ($2,459,000), ($6,140,000) and $1,648,000 in 1995, 1994 and 1993, respectively.

At December 31, 1995, the Company had federal net operating loss carryforwards for income tax purposes of approximately $7,300,000. The carryforwards expire in different years through the year 2008. The Company also has federal minimum tax credit carryforwards of $1,028,000 that are allowed to be carried forward indefinitely and federal research and development credits of $765,000, which will expire in different years through the year 2003. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of operating loss carryforwards which can be utilized.

The provision for income taxes differs from the provisions determined by applying the applicable U.S. statutory federal income tax rates to pretax income as a result of the following differences:

                                               Years ended December 31,
                                               ------------------------
                                                1995      1994     1993
                                               ----       ----     ----
Federal income taxes (benefit)
  at the U.S. statutory rate ...............     35.0%    35.0%   (34.0%)

Increase (decrease) in income taxes resulting from:
  Effects of U.S. and foreign income
   taxes on foreign operations .............     (1.1)    (0.2)     0.1

  State income taxes, net of loss
   carryforwards, less federal tax benefits       2.8      0.9       --

  Benefit of reversing temporary differences
   for which benefits were not previously
    recorded ...............................    (20.9)      --       --

        Loss carryback/carryforward ........    (13.8)   (31.6)    34.0

    Other ..................................      4.0       --       --
                                                 ----     ----     ----
                                                  6.0%     4.1%     0.1%
                                                 ====     ====     ====

During 1993, the Company settled with the Internal Revenue Service ("IRS") and the California Franchise Tax Board ("CFTB") regarding audits of the years 1982 through 1990 for federal purposes and 1983 through 1989 for California purposes. The Company adequately provided for the amounts settled with the IRS and the CFTB.

No domestic deferred taxes have been provided on unremitted earnings of the foreign subsidiary. All such earnings are expected to be reinvested in the subsidiary. Undistributed earnings for which the Company has not provided taxes, which may be payable on distribution, were approximately $5,200,000 as of December 31, 1995. No foreign taxes will be withheld on the distribution of the untaxed earnings.

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                  Years ended December 31, 1995, 1994 and 1993



NOTE G - Leases

The Company leases its domestic warehouse and showroom facilities, and its facilities in Hong Kong. The leases have been classified as operating leases and are for terms expiring at various dates through 2000. Under the terms of the facility leases, rents are adjusted annually for changes in the consumer price index and increases in property taxes. The Company has a lease option on the domestic warehouse to renew for one five-year term.

Future minimum lease payments for all noncancellable operating leases as of December 31, 1995 (in thousands) are as follows:

                      Years ending December 31,

                                1996                           $    972
                                1997                                869
                                1998                                772
                                1999                                636
                                2000                                323
                                                               --------
                                                                 $3,572

Net rental expense for the years ended December 31, 1995, 1994 and 1993 was $1,988,164, $1,515,000 and $1,449,000, respectively.

NOTE H - Royalty Contracts

The Company has future minimum royalty guarantee payments as of December 31, 1995 (in thousands) as follows:

                     Years ending December 31,

                                1996                            $ 3,067
                                1997                              1,915
                                1998                                340
                                1999                                500
                                                               --------

                                                                 $5,822

NOTE I - Accrued Expenses

                                                        (in thousands)
                                                         December 31,
                                                         ------------
                                                       1995      1994
                                                       ----      ----
Accrued advertising ..............................   $  --     $   272
Accrued royalties ................................     6,003     6,039
Accrued compensation and commissions .............     4,814     3,875
Accrued freight and duty .........................       495     1,483
Accrued interest .................................     1,139     1,108
Accrued inventory purchase commitments ...........     1,450     1,320
Other accrued expenses ...........................       646       842
                                                     -------   -------
                                                     $14,547   $14,939
                                                     =======   =======

During 1995, the Company settled with the United States Customs Service ("Customs") regarding the audit of duty due on importations of goods into the United States of the years 1988 through 1991. The Company adequately provided for the amount settled with Customs.

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                  Years ended December 31, 1995, 1994 and 1993



NOTE J - Long-Term Debt

                                                  (in thousands)
                                                     December 31,
                                                 1995       1994
                                                 ----       ----
8% Convertible Subordinated Debentures
     due and payable on November 30, 2000,
     interest paid semi-annually ............  $14,000    $14,000
Mortgage secured by headquarters land
     and building, payable in monthly
     installments of $55,314 (principal and
     interest) through November 30, 1996
     when the remaining outstanding balance
     is due, interest rate 10.3% ............     4,422     4,616
                                                -------   -------
                                                 18,422    18,616
Current portion .............................     4,422       202
                                                -------   -------
                                                $14,000   $18,414
                                                =======   =======

On November 17, 1993, the Company issued in a private placement $14 million in principal amount of 8% Convertible Subordinated Debentures (the "8% Debentures"), at par. The interest is to be paid semi-annually. The 8% Debentures mature on November 30, 2000 and are convertible into shares of the Company's common stock at $9.26 calculated based upon 115% of the average of the Company's closing common stock price for the ten business days ending November 12, 1993. In connection with the 8% Debentures, the Company paid a commission to its investment bankers of $560,000 and issued warrants for 150,000 shares, which were valued at $525,000 and recorded as additional paid-in capital. These deferred loan costs are included in other assets and are amortized using a straight-line method over the term of the loan. (See Note R.)

NOTE K - Major Customers

The Company had transactions with one customer, Toys "R" Us, Inc. that accounted for approximately 20% of net revenues in 1995 and 21% of net revenue in 1994 and 1993, respectively. Wal-Mart accounted for approximately 11% of net revenues in 1995.

NOTE L - Profit Sharing Plan

The Company has a 401(k) profit sharing plan covering all non-union full-time employees. The plan is qualified under Section 401(a) of the Internal Revenue Code so that contributions to the plan by the Company are not taxable until distributed to employees. Contributions under the plan are at the discretion of the Board of Directors and are subject to the amounts allowable under applicable provisions of the Internal Revenue Code. No Company contributions have been made in 1995, 1994 or 1993.

NOTE M - Litigation

On May 17, 1990, the Company filed a complaint against Nintendo of America, Inc. ("Nintendo") seeking a declaratory judgment and injunctive relief in the United States District Court, Northern District of California (the "District Court"). This complaint sought confirmation of the Company's right to market, distribute and sell its Game Genie product. On June 1, 1990, Nintendo filed a complaint in the same District Court alleging copyright and trademark infringement and seeking a preliminary and permanent injunction and unspecified damages.

On April 11, 1994, Nintendo paid the Company $16.1 million representing the full damage award plus interest and related costs. The Company retained approximately $12.1 million of this amount, and the Company's Game Genie licensors were paid the remaining $4.0 million. Notwithstanding such payment, on June 20, 1994, Nintendo filed a petition for a Writ of Certiorari with the United States Supreme Court, which asked the Supreme Court to review the

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                  Years ended December 31, 1995, 1994 and 1993


damage award on a discretionary basis. On October 3, 1994, the Supreme Court rejected Nintendo's petition and affirmed Galoob's right to the full damage award. There is no further basis for appeal by Nintendo.

Nintendo's original trademark claim and the Company's original anti-trust cross-claim against Nintendo were severed from the copyright claims that were adjudicated on July 3, 1991. On January 18, 1995 these claims were dismissed with prejudice by Nintendo and Galoob, respectively. The Nintendo Game Genie infringement lawsuit is now complete.

The Company is involved in various other litigation and legal matters which are being defended and handled in the ordinary course of business. None of these matters is expected to result in outcomes having a material adverse effect on the Company's consolidated financial position or results of operation.

NOTE N - Shareholders' Equity

In 1989, the Company issued 183,950 authorized shares of $17 Convertible Exchangeable Preferred Stock with a $200 liquidation value (the "Preferred Stock") and deposited them with a U.S. Bank (the "Depositary") and sold in a public offering an aggregate of 1,839,500 Depositary Convertible Exchangeable Preferred Shares (the "Depositary Shares") at a price of $20 per share. Each Depositary Share represents 1/10th share of Preferred Stock and has a cumulative dividend rate of $1.70 per annum, payable quarterly, and may be converted into common stock at the option of the holders at an initial price of $16.875 per share of common stock.

The Depositary Shares are redeemable in whole or in part at any time, at the option of the Company, at redemption prices ranging from $21.36 to $20.00 plus dividends accrued and unpaid to the redemption date, provided certain redemption requirements are met which are based on the market price of the Company's common stock.

The entire issue of Depositary Shares (in multiples of ten) and the entire issue of Preferred Stock is exchangeable, at the option of the Company, on any dividend payment date for the Company's 8-1/2% Convertible Subordinated Debentures due October 1, 2014 (the "8-1/2% Debentures") at the rate of $20.00 principal amount of 8-1/2% Debentures for each Depositary Share. At any time following the occurrence of certain change in control transactions, each holder of Depositary Shares, the Preferred Stock, or of 8-1/2% Debentures, as the case may be, has the right to cause the Company to exchange the Depositary Shares (in multiples of ten), the Preferred Stock or the 8-1/2% Debentures, as the case may be, for the Company's Subordinated Debentures due October 1, 2014 (the "Reset Debentures").

As long as the Preferred Stock, the 8-1/2% Debentures, or the Reset Debentures are outstanding, the Company will be subject to limitations on the payment of certain common stock dividends and other distributions and on the purchase, redemption, or other acquisition of capital stock. No common stock dividends may be paid unless the Preferred Stock dividends are current. The Company has reserved 2,180,148 shares of common stock for the conversion of the Preferred Stock.

On June 10, 1992, the Company announced it would not pay the July 1, 1992 $0.425 per share quarterly dividend on its Depositary Shares which represent shares of the Company's Preferred Stock. The Company has not paid the subsequent quarterly dividends. As of January 1, 1996, the dividend was cumulatively fifteen quarters in arrears, representing a total dividend arrearage of $11.7 million. By the terms of the Certificate of Designations for the Company's Preferred Stock, the Company is not legally obligated to pay any such arrearage. The Company has consistently maintained that it is not in its best interest to reinstate the dividend until the Company has generated consistent net income from operations and continuation of such profitability can be reasonably expected. Based upon recent results, the Company has been evaluating its alternatives with regard to the Preferred Stock. The net earnings (loss) per share calculation includes a provision for the Preferred Stock dividends in arrears. No common stock dividends may be paid unless all Preferred Stock dividend payments are current. As a result of the cumulative dividend being six or more quarters in arrears, on July 15, 1994 the holders of the Preferred Stock exercised their right to elect two directors. (See Note R.)

In 1990, the Company adopted a Stockholder Rights Plan and declared a dividend distribution of one Right for each outstanding share of common stock. Each Right will entitle holders of the Company's common stock to buy one-thousandth of a share of

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                  Years ended December 31, 1995, 1994 and 1993


Series A Preferred Stock of the Company at an exercise price of $43.00, subject to adjustment. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the common stock (other than pursuant to certain transactions involving the Company) (an "Acquiring Person") or announces a tender or exchange offer that would result in such person or group beneficially owning 20% or more of the common stock (other than a tender or exchange offer for all outstanding shares at a price determined by the non-affiliated directors to be fair).

If any person becomes the beneficial owner of 20% or more of the common stock (other than pursuant to certain transactions involving the Company or a tender or exchange offer for all outstanding shares at a price determined by the non-affiliated directors to be fair), or an Acquiring Person engages in certain "self-dealing" transactions including a merger in which the Company is the surviving corporation, each Right not owned by such Acquiring Person will enable its holder to purchase, at the Right's then-current exercise price, shares of the common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value of twice the Right's exercise price. In addition, if the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or if the Company sells or transfers 50% or more of its assets or earning power, each Right not owned by such Acquiring Person will entitle its holder to purchase, at the Right's then-current exercise price, common shares of the acquiring company having a value of twice the Right's exercise price.

The Rights will expire January 17, 2000 or they may be redeemed by the Company at $.01 per share prior to that date. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings of the Company.

NOTE O - Stock Options and Warrants

The Board of Directors and the shareholders adopted an Employee Stock Option Plan in 1984 (the "1984 Plan"). During 1994, the 1984 Plan was amended to extend the plan until April 20, 2004 and to increase the aggregate number of shares available under the 1984 Plan. The 1984 Plan authorizes the Board of Directors to grant to officers and employees of the Company and certain of its subsidiaries options to purchase up to an aggregate of 1,589,997 common shares. Stock options are exercisable in accordance with the determination of the Board of Directors made at the time of their grant, and expire not more than ten years after the date of grant. Stock options granted under the 1984 Plan in 1995, 1994 and 1993 were at 100% of market price.

As of December 31, 1995, 241,029 shares remain available for future grants.

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                  Years ended December 31, 1995, 1994 and 1993


Stock option activity pursuant to the 1984 Plan is summarized as follows:


                                      1995      1994        1993
                                  --------  --------       -----
Options outstanding:
    At January 1 .......           331,899     275,399      320,608
    Granted ............           320,000     161,000      120,000
    Exercised ..........           (60,575)    (97,000)     (14,800)
    Cancelled ..........           (19,824)     (7,500)    (150,409)
                                  --------    --------     --------
    At December 31 .....           571,500     331,899      275,399
                                  ========    ========     ========
Options exercisable:
    At December 31 .....           201,500     181,899      174,149
                                  ========    ========     ========

Option prices per share:
    Granted ............       $5.75-11.88  $3.25-7.38   $3.25-7.38
    Exercised ..........         3.00-6.25   3.25-5.63         3.00
    Cancelled ..........         3.00-6.13   3.00-6.13    3.00-6.38


In 1992, the Board of Directors and the shareholders adopted the 1992 Senior Management Stock Option Plan (the "1992 Plan"), a variable stock option plan. Under the 1992 Plan 800,000 shares were reserved and options for 800,000 shares were issued and outstanding at December 31, 1993. These options vest over three years and expire after ten years. The initial exercise prices were $5.625 for 700,000 shares and $3.25 for 100,000 shares, respectively, the market prices on the dates granted. The exercise prices were adjusted downward on a pro-rata basis as the trading price of the stock increased above the initial exercise price so that the exercise price would be $ .01 when the trading price of the stock was $19.00.

Generally accepted accounting principles ("GAAP") for variable stock option plans required the Company to record a compensation expense accrual measured by the difference between the market price of the common stock underlying an option and the option price as of December 31, 1993. The sharp rise in the price of the Company's common stock during the fourth quarter of 1993, therefore, required a charge to earnings.

The Company believed that the application of GAAP could have resulted in large and repeated future distortion to reported quarterly earnings of the Company, based on fluctuations in the stock price so long as the 1992 Plan remained in effect. Therefore, on January 26, 1994, the Board of Directors of the Company ("Board") terminated the 1992 Plan, subject to shareholder approval. In connection with the termination of the 1992 Plan, the Company recorded an accrued liability on its balance sheet at December 31, 1993 in the amount of $4,046,000 and recorded a non-recurring, non-cash charge to earnings. In addition, in connection with the termination of the 1992 Plan, the Company granted an aggregate of 449,732 shares of common stock to the holders of the cancelled options, also subject to shareholder approval. In the second quarter of 1994, subsequent to the approval by the shareholders, the Company eliminated the accrued liability of $4,046,000 and increased shareholders' equity by the same amount for the common stock issued. In 1995, 12,677 of the granted shares were reacquired by the Company at no cost per the terms of the 1992 Plan.

Also, on January 26, 1994 the Board adopted the 1994 Senior Management Stock Option Plan (the "1994 Plan"), subject to shareholder approval. Each holder of options under the 1992 Plan was granted new options with an option exercise price of $9.00, the trading price of the common stock of the Company at the time of the Board actions. The shareholders approved the 1994 Plan in June 1994. As of December 31, 1995, there are outstanding options to purchase 742,592 shares under the 1994 Plan. During 1995, the shareholders adopted the 1995 Non-Employee Directors Stock Option

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                  Years ended December 31, 1995, 1994 and 1993


Plan (the "1995 Plan"). The 1995 Plan provides for the automatic granting annually to each non-employee director options immediately exercisable into 2,000 shares of common stock at the fair market value on the grant date. Options were granted on July 1, 1995 and will be granted on each January 1 thereafter. The maximum number of share options under the 1995 Plan is 160,000. As of December 31, 1995, there were outstanding options to purchase 16,000 shares at an exercise price of $8.00 per share.

On July 7, 1988, in consideration for entering into a credit agreement, the Company issued warrants to purchase 785,732 shares of common stock at an exercise price of $4.50 per share. One half of the warrants issued on July 7, 1988 were repurchased on May 25, 1989 for $400,000. On December 11, 1991, the Company issued warrants to purchase 25,000 shares of common stock at an exercise price of $4.375 per share. On November 17, 1993, the Company issued warrants relating to the 8% Debentures to purchase 150,000 shares of common stock at an exercise price of $9.50 per share.

NOTE P - Related Party Transactions

The Company has retained the legal services of Shereff, Friedman, Hoffman & Goodman, LLP in recent years. One of the Company's directors is a partner of Shereff, Friedman, Hoffman & Goodman, LLP. The total amount of fees paid to Shereff, Friedman, Hoffman & Goodman, LLP in 1995 and 1994 were approximately $0.3 million and $0.4 million, respectively, exclusive of the director's fees paid to Martin Nussbaum, a partner in the firm of Shereff, Friedman, Hoffman & Goodman, LLP, as compensation for his service as Chairman of the Executive Committee of the Board of Directors.

The Company has retained the insurance brokerage services of Rollins Hudig Hall ("RHH") in recent years. One of the Company's directors is the President and Chief Executive Officer of Rollins Real Estate/Investment, a division of RHH. The total amount of insurance premiums paid to RHH in 1995 and 1994 were approximately $1.3 million and $1.4 million, respectively.

In 1994, the Company sold its minority interest in Galoob Toys Canada, Inc., which continues to act as the Company's distributor in Canada and which accounted for less than 5% of the Company sales.

NOTE Q - Disclosure About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

o      Current Assets and Current Liabilities
       The carrying value of cash, cash equivalents, accounts receivables, short-term borrowings, accounts payable and accrued expenses approximate fair value because of their short maturity.

o      Long-Term Debt
       The fair value of the Company's long-term debt is estimated based on the quoted market price of the underlining common stock which would be received upon conversion. At December 31, 1995, the carrying amount and estimated fair value of long-term debt are $14.0 million and $17.8 million, respectively.

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                  Years ended December 31, 1995, 1994 and 1993



NOTE R - Subsequent Events

On February 12, 1996, the Company announced that it was calling for redemption of its 8% Convertible Subordinated Debentures originally due November 30, 2000 (the "Debentures"), and was commencing an exchange offer for its Depositary Convertible Exchangeable Preferred Shares (the "Preferred Shares").

Under the terms of the redemption, the $14,000,000 Debentures now outstanding will be redeemed on or about March 22, 1996, unless converted into the Company's Common Stock by the holders prior to the redemption date. Until the redemption date, the Debentures are convertible into an aggregate of 1,511,873 shares of Common Stock at the rate of $9.26 principal amount for each share of Common Stock. The Company became entitled to redeem the Debentures when the average closing price of its Common Stock for twenty consecutive days exceeded 150% of the conversion price.

Under the terms of the exchange offer, the Company will offer to exchange 1.85 shares of Common Stock for each of the 1,839,500 Preferred Shares currently outstanding. The exchange offer has an expiration date of March 29, 1996, and is conditioned on, among other things, the receipt of valid tenders from the holders of at least 75 percent of the outstanding Preferred Shares. The exchange offer will expire on March 29, 1996, unless extended by the Company in accordance with its terms.

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                  Years ended December 31, 1995, 1994 and 1993



NOTE S - Segment Information

The Company's operations are in one industry segment: the sale of toys primarily to major retail outlets. The Company operates in two primary geographic areas, the U.S. and Europe, and there are no sales between geographic areas.

Information about the Company's operations in different geographic locations are as follows:

                                                   (in thousands)

                                              1995         1994         1993
                                              ----         ----         ----
United States
   Non-affiliated customer revenue ...   $ 139,373    $ 119,702    $  88,821
   Earnings (loss) from operations ...       9,837        6,383       (1,341)
   Identifiable assets ...............     111,639       87,653       61,706

Foreign
   Non-affiliated customer revenue ...      80,671       59,090       45,513
   Earnings (loss) from operations ...       3,152        2,939       (7,874)
   Identifiable assets ...............       8,445       13,113        9,299

Consolidated
   Net revenues ......................     220,044      178,792      134,334

   Earnings (loss) from operations ...      12,989        9,322       (9,215)
   Net proceeds from Nintendo award ..        --         12,124         --
   Interest expense ..................      (3,429)      (2,609)      (1,836)
   Other income, net .................         439          365          136
                                         ---------    ---------    ---------
   Earnings (loss) before income taxes       9,999       19,202      (10,915)

   Identifiable assets ...............   $ 120,084    $ 100,766    $  71,005

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                  Years ended December 31, 1995, 1994 and 1993


NOTE T - Quarterly Financial Data (Unaudited)

Quarterly financial data for 1995 and 1994 are summarized in the following table:

                          (in thousands, except per share amounts)

                                                 Net       Net Earnings
                           Net      Gross     Earnings      (Loss) Per
                         Revenues   Margin     (Loss)      Common Share
                         --------   ------   ----------    ------------
 1995
1st Quarter ........    $33,341    $10,853   $ (4,171)       $(0.49)
2nd Quarter ........     38,219     11,131     (4,087)        (0.48)
3rd Quarter ........     65,518     25,149      6,837          0.58
4th Quarter ........     82,966     40,850     10,820          0.93

1994
lst Quarter ........    $30,235    $12,673   $ (1,648)       $(0.25)
2nd Quarter ........     33,720     12,601      9,753          0.91
3rd Quarter ........     50,273     19,937      3,909          0.30
4th Quarter ........     64,565     28,994      6,410          0.55

                                                                     SCHEDULE II

                 LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES
              VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                              (in thousands)


                                                       ADDITIONS
                                 BALANCE AT            CHARGED TO                       BALANCE
                                 BEGINNING             COSTS AND                         AT END
DESCRIPTION                      OF PERIOD             EXPENSES         DEDUCTIONS     OF PERIOD
-----------                      ---------             ----------       ----------     ---------

YEAR ENDED 12/31/95
-------------------
Provisions for returns
and allowance                     $8,097                $12,707           $10,822       $9,982

YEAR ENDED 12/31/94
-------------------
Provisions for returns
and allowance                      5,249                 11,979             9,131        8,097

YEAR ENDED 12/31/93
-------------------
Provisions for returns
and allowance                      6,031                  5,516             6,298        5,249


See Note B of Notes to Consolidated Financial Statements.

                                                                    SCHEDULE X

                    LEWIS GALOOB TOYS, INC. AND SUBSIDIARIES

                   SUPPLEMENTARY INCOME STATEMENT INFORMATION
                                 (in thousands)


Items                                          1995      1994       1993
-----                                          ----      ----       ----

Maintenance and repairs                           *         *          *
Depreciation and amortization of
    intangible assets, pre-operating
    costs and similar deferrals                   *         *          *
Taxes, other than payroll and
    income taxes                                  *         *          *
Royalties                                  $ 16,326  $ 13,498   $ 11,337
Advertising and promotion                    31,240    30,616     23,537


* Less than 1% of total sales.

================================================================================
NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                       TABLE OF CONTENTS

                                                          Page

Prospectus Summary...........................................2
Risk Factors ................................................7
Use of Proceeds.............................................11
Dividends ..................................................11
Price Range of Common Stock.................................12
Capitalization..............................................13
Selected Consolidated Financial Data........................14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.............................................15
Business....................................................21
Management..................................................29
Executive Compensation......................................34
Principal Stockholders......................................40
Selling Stockholders........................................43
Plan of Distribution........................................45
Certain Transactions........................................46
Description of Capital Stock................................46
Legal Matters...............................................53
Experts.....................................................53
Available Information.......................................53
Index to Financial Statements..............................F-1


                        1,684,398 SHARES OF COMMON STOCK




                             LEWIS GALOOB TOYS, INC.


                                 --------------

                                   PROSPECTUS

                                 --------------





                              _______________, 1996


==============================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

           The following table sets forth the estimated costs and expenses in connection with the issuance and distribution of the securities being registered, other than underwriting commissions and discounts:


SEC registration fee ........................................... $ 7,799.25
Accounting fees and expenses* .................................. $ 2,500.00
Legal fees and expenses* ....................................... $20,000.00
Printing costs* ................................................ $ 5,000.00
Miscellaneous* ................................................. $ 4,700.75
                                                                 ----------
Total .......................................................... $40,000.00
                                                                 ===========


-------------
*  Estimated

           The Company will pay all expenses of the Company and the Selling Stockholders relating to this Offering.


ITEM 14.            INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           The indemnification of officers and directors of the Company is governed by Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") and the Certificate of Incorporation and By-Laws of the Company. Among other things, the DGCL permits indemnification of a director, officer, employee or agent in civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the corporation) to which such person is a party or is threatened to be made a party by reason of the fact of such relationship with the corporation or the fact that such person is or was serving in a similar capacity with another entity at the request of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. No indemnification may be made in any such suit to any person adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite the adjudication of liability, such person is under all circumstances, fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Under the DGCL, to the extent that a director, officer, employee or agent is successful, on the merits or otherwise, in the defense of any action, suit or proceeding or any claim, issue or matter therein (whether or not the suit is brought by or in the right of the corporation), he shall be indemnified against expenses (including attorneys'
fees) actually and reasonably incurred by him. In all cases in which indemnification is permitted (unless ordered by a court), it may be made by the corporation only as authorized in the specific case upon a determination that the applicable standard of conduct has been met by the party to be indemnified. The determination must be made by a majority vote of a quorum consisting of the directors who were not parties to the action or, if such a quorum is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the stockholders. The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of a final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it shall ultimately be determined that he was not entitled to indemnification. The DGCL provides that indemnification and advances of expenses permitted thereunder are not to be exclusive of any rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors, or otherwise. The DGCL also authorizes the Company to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the Company would have the statutory power to indemnify such persons against the liabilities insured.

           The Certificate of Incorporation of the Company (the "Certificate") provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of
Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

           The Certificate also provides that directors, officers, employees and others shall be indemnified to the fullest extent authorized by the DGCL, as in effect (or, to the extent indemnification is broadened, as it may be amended), against any and all expense, liability and loss (including attorneys' fees, judgments, penalties, fines, ERISA excise taxes and judgments, fines and amounts paid or to be paid in settlement) from threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative. The Certificate further provides that, to the extent permitted by the DGCL, expenses so incurred by any such person in defending an action, suit or proceeding shall, at his request, be paid by the Company in advance of the final disposition of such action or proceeding.

           The Certificate provides that the right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition shall not be exclusive of any other right which any person may have or acquire under any statute, provision of the Certificate or By-Laws of the Company, agreement, vote of stockholder or disinterested directors, or otherwise.

           The Company has obtained directors' and officers' liability and company reimbursement insurance which, among other things (i) provides for payment on behalf of its officers and directors against loss as defined in the policy stemming from acts committed by directors and officers in their capacity as such and (ii) provides for payment on behalf of the Company against such loss but only when the Company shall be required or permitted to indemnify directors or officers for such loss pursuant to statutory or common law or pursuant to duly effective Certificate or By-Law provisions.

           Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

           In a November 1993 private placement, the Company raised $14,000,000 through the sale of its 8% Convertible Subordinated Debentures due 2000 (the "Debentures"). The Debentures mature on November 30, 2000 and are convertible into 1,511,871 shares of common stock of the Company ("Common Stock") based on the current $9.26 conversion price. In connection with the sale of the Debentures, the Company paid a commission to its investment banker of $560,000 and issued it warrants to purchase 150,000 shares of Common Stock, at an exercise price of $9.50 per share. The issuance of the above securities was deemed to be exempt from registration under the Act, in reliance on Section 4(2) thereof or Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering.


           On February 28, 1996, the Company commenced an exchange offer for its Depositary Convertible Exchangeable Preferred Shares (the "Preferred Shares"), offering to exchange 1.85 shares of

Common Stock for each outstanding Preferred Share. The exchange offer has an expiration date of March 29, 1996 and is conditioned on, among other things, the receipt of valid tenders from the holders of at least 75% of the outstanding Preferred Shares. The issuance of the above securities will be deemed to be exempt from registration under the Act, in reliance of Section 3(a)(9) thereunder.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)  The following exhibits are filed as part of the Registration Statement:


2.1(1)            Agreement of Merger, dated as of July 6, 1987.
3.1(1)            Certificate of Incorporation.
3.2(1)            Bylaws.
4.1(2)            Form of Certificate for Shares of Common Stock of Registrant.
4.4(a)(3)         Warrant Agreement, dated as of July 7, 1988, between the
                  Registrant and Wells Fargo Bank and warrants issued to Wells
                  Fargo Bank.
4.4(b)(4)         Warrant Agreement, dated as of December 11, 1991, by and
                  between the Registrant and Shereff, Friedman, Hoffman and
                  Goodman, LLP.
4.4(c)(4)         Warrant Agreement, dated as of November 17, 1993, by and
                  between the Registrant and Gerard Klauer Mattison & Co., Inc.
4.5(a)(5)         Form of Certificate of Designations of the Registrant's $17.00
                  Convertible Exchangeable Preferred Stock.
4.5(b)(6)         Form of Certificate of Designations of the Registrant's Series
                  A Preferred Stock.
4.6(5)            Form of Indenture with respect to the Registrant's 8 1/2%
                  Convertible Subordinated Debentures due October 1, 2014,
                  between the Registrant and Manufacturers Hanover Trust Company
                  as Trustee, including form of Convertible Debenture.
4.7(5)            Form of Indenture with respect to the Registrant's
                  Subordinated Debentures due October 1, 2014, between the
                  Registrant and Manufacturers Hanover Trust Company as Trustee,
                  including form of Debenture.
4.8(5)            Form of Indenture with respect to the Registrant's 8 1/2%
                  Senior Subordinated Notes, between the Registrant and
                  Continental Stock Transfer & Trust Company, as Trustee,
                  including form of Note.
4.9(5)            Form of Deposit Agreement between the Registrant and
                  Manufacturers Hanover Trust Company of California as
                  Depositary, including form of Depositary Receipt.
4.10(6)           Form of Rights Agreement, dated as of January 17, 1990,
                  between the Registrant and Mellon Securities Trust Company.
4.11(4)           Indenture, with respect to the Registrant's 8% Convertible
                  Subordinated Debentures due year 2000, between the Company and
                  Continental Stock Transfer & Trust Company, as Trustee,
                  including form of Debenture Note.
5.1               Opinion of Shereff, Friedman, Hoffman & Goodman, LLP.
10.1(a)(7)*       Amended and Restated 1984 Employee Stock Option Plan.
10.1(b)(8)*       1994 Senior Management Stock Option Plan.
10.1(c)(9)*       Form of Agreement between each of Mark Goldman, William
                  Catron, Lou Novak, Gary Niles, Mark Shepherd, Ronald
                  Hirschfeld and H. Alan Gaudie and the Registrant.
10.1(d)(10)*      Form of Amendment No. 1 between each of Mark Goldman, William
                  Catron, Lou Novak, Gary Niles, Mark Shepherd, Ronald
                  Hirschfeld and H. Alan Gaudie and the Registrant.
10.1(e)(11)       1995 Non-Employee Directors' Stock Option Plan.
10.2(11)*         Lewis Galoob Toys, Inc. Savings and Retirement Plan (Formerly
                  the Lewis Galoob Toys, Inc. Profit Sharing) (Amendment and
                  Restatement effective January 1, 1987).
10.4(10)*         Severance Agreement, dated October 27, 1994, between Mark
                  Goldman and the Registrant.
10.5(12)*         Agreement, dated as of December 11, 1991, by and between
                  Martin Nussbaum and the Registrant.
10.6(a)(13)*      Agreement, dated July 15, 1995, between William G. Catron and the Registrant.
10.6(b)(13)*      Agreement, dated July 15, 1995, between Loren Hildebrand and the Registrant.
10.6(c)(13)*      Agreement, dated July 15, 1995, between Ronald Hirschfeld and the Registrant.
10.6(d)(13)*      Agreement, dated July 15, 1995, between Gary J. Niles and the
                  Registrant.
10.6(e)(13)*      Agreement, dated July 15, 1995, between Louis R. Novak and the
                  Registrant.
10.6(f)(13)*      Agreement, dated July 15, 1995, between William B. Towne and the Registrant.

10.7(a)(4)        Securities Purchase Agreement, dated November 17, 1993, by and among the Registrant and the purchasers thereto (the
                  "Purchasers").
10.7(b)(4)        Registration Rights Agreement, dated as of November 17, 1993, by and among the Registrant and the Purchasers.
10.7(c)(4)        Loan and Security Agreement, dated as of April 1, 1993, by and among the Registrant and Congress Financial Corporation
                  (Central), including form of Revolving Loan Note.
10.7(d)(4)        First Amendment to Loan and Security Agreement, dated as of
                  November 17, 1993.
10.7(e)(10)       Amended and Restated Loan and Security Agreement, dated as of
                  March 31, 1995, by and among the Registrant and Congress
                  Financial Corporation (Central).
10.9(a)(14)       License Agreement, dated June 16, 1986, by and between
                  Funmaker, as Licensor and the Registrant, as Licensee.
10.9(b)(15)       License Agreement, dated May 4, 1990, by and among the
                  Registrant as Licensee, Codemasters Software Company, Ltd. and
                  Camerica Corporation, Limited.
10.9(c)(15)       Amendment No. 1 dated June 1991 to License Agreement dated May
                  4, 1990.
10.9(d)(15)       Amendment No. 2 dated December 23, 1991 to License Agreement, dated May 4, 1990.
10.9(e)(15)       European License Agreement, dated December 23, 1991, by and between Codemasters Software Company, Ltd. and the Registrant.
10.9(f)(15)       Third Amendment to United States License and First Amendment
                  to European License, dated November 4, 1992.
10.9(g)(10)       Fourth Amendment to United States License Agreement, dated
                  October 14, 1994.
10.10(14)         Agreement of Purchase and Sale, dated October 22, 1986, by and between ATC Building Company, as Seller, and the Registrant, as Buyer.
10.12(a)(1)       Lease Agreement, dated March 12, 1987, by and between Lincoln
                  Alvarado and Patrician Associates, Inc., as Lessor, and the
                  Registrant, as Lessee.
10.12(b)(12)      Amendment No. 1 to Lease Agreement.
10.12(c)(11)      Lease Agreement, dated December 1, 1995, by and between 200
                  Fifth Avenue Associates, as Lessor, and the Registrant, as
                  Lessee.
11                Statement of Computation of Per Share Earnings.
12                Statement of Computation of Ratio of Earnings to Fixed Charges
                  and Preferred Stock Dividends.
21                Subsidiaries of the Registrant.
23.1              Consent of Price Waterhouse LLP.
23.2              Consent of Shereff, Friedman, Hoffman & Goodman, LLP (included in its opinion which appears as Exhibit 5.1).
24(13)            Power of Attorney.


--------------------
(1) Incorporated by reference to the Registrant's Amendment No. 1 to Registration Statement on Form 8-B, filed with the Securities and Exchange Commission (the "Commission") on January 11, 1988.
(2) Incorporated by reference to the Registrant's Registration Statement on Form S-3, filed with the Commission on February 26, 1990.
(3) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1987, filed with the Commission on August 2, 1988.
(4) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1993, filed with the Commission on March 31, 1994.
(5) Incorporated by reference to the Registrant's Registration Statement on Form 8-A, filed with the Commission on October 6, 1989.
(6) Incorporated by reference to the Registrant's Registration Statement on Form 8-A, filed with the Commission on January 23, 1990.
(7) Incorporated by reference to the Registrant's Registration Statement on Form S-8, Registration No. 33-56585, filed with the Commission on November 23, 1994.
(8) Incorporated by reference to the Registrant's Registration Statement on Form S-8, Registration No. 33-56587, filed with the Commission on November 23, 1994.
(9) Incorporated by reference to the Registrant's Registration Statement on Form S-8, Registration No. 33-56589, filed with the Commission on November 23, 1994.
(10) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1994, filed with the Commission on March 31, 1995.

(11) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1995, filed with the Commission on March 11, 1996.
(12) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1991, filed with the Commission on March 30, 1992.
(13) Incorporated by reference to the Registrant's Registration Statement on Form S-1, Registration No. 333-00743, filed with the Commission on February 6, 1996.
(14) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1986, filed with the Commission on March 31, 1987.
(15) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 1992, filed with the Commission on March 31, 1993.
*      Indicates exhibits relating to executive compensation.


(b)       Financial Statements Schedules


          Schedule VIII - Valuation and Qualifying Accounts and Reserves for the years ended December 31, 1995, 1994 and 1993.

          Schedule X - Supplementary Income Statement Information for the years ended December 31, 1995, 1994 and 1993.


          All other schedules are omitted because they are not applicable or the required information is shown in the Company's consolidated financial statements or the notes thereto.

ITEM 17.  UNDERTAKINGS.

          The Registrant hereby undertakes:

                  (1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A under the Act and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

                  (2) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:


                           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  Provided, however, that paragraphs (2)(i) and (2)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to the section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (3) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                         SIGNATURES


           Pursuant to the requirements of the Act, the Registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on the 12th day of March, 1996.



                                      LEWIS GALOOB TOYS, INC.


                                      By: /s/ Mark D. Goldman
                                          --------------------------------------
                                          Mark D. Goldman
                                          President and Chief Executive Officer



            Pursuant to the requirements of the Act, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.




SIGNATURE                                     TITLES                                                   DATE
---------                                     ------                                                   ----
/s/ Mark D. Goldman                           President, Chief Executive                       March 12, 1996
---------------------------                   Officer and Director
    Mark D. Goldman

/s/ William B. Towne                          Executive Vice President,                        March 12, 1996
---------------------------                   Finance and Chief Financial Officer
    William B. Towne

           *                                  Director                                         March 12, 1996
---------------------------
    Andrew Cavanaugh

           *                                  Director                                         March 12, 1996
---------------------------
    Paul A. Gliebe, Jr.

           *                                  Director                                         March 12, 1996
---------------------------
    Scott R. Heldfond

           *                                  Director                                         March 12, 1996
---------------------------
      Hoffer Kaback

           *                                  Director                                         March 12, 1996
---------------------------
      S. Lee Kling

           *                                  Director                                         March 12, 1996
---------------------------
     Roger Kowalsky

           *                                  Director                                         March 12, 1996
----------------------------
     Martin Nussbaum

           *                                  Director                                         March 12, 1996
----------------------------
     George Riordan

*By:/s/ Mark D. Goldman
    -------------------------
        Mark D. Goldman
        Attorney-in-Fact

                                INDEX TO EXHIBITS


Exhibit No.   Exhibit
-----------   -------
5.1           Opinion of Shereff, Friedman, Hoffman & Goodman, LLP.
11            Statement of Computation of Per Share Earnings.
12            Statement of Computation of Ratio of Earnings to Fixed
              Charges and Preferred Stock Dividends.
21            Subsidiaries of the Registrant.
23.1          Consent of Price Waterhouse LLP.
23.2          Consent of Shereff, Friedman, Hoffman & Goodman, LLP
              (included in its opinion which appears as Exhibit 5.1).


                                  2